SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Longs Drug Stores Corporation, a Maryland corporation (the “Company” or “Longs”). The address of the principal executive offices of the Company is 141 North Civic Drive, Walnut Creek, California 94596, and its telephone number is (925) 937-1170.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”). As of the close of business on August 14, 2008, there were 120,000,000 Shares authorized, of which 36,007,597 were outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding Shares for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2008.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 12, 2008, among the Company, CVS and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of CVS. At the effective time of the Merger, each outstanding Share (other than any Shares held by CVS or any subsidiary of the Company or CVS) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Schedule TO states that the address of the principal executive offices of Purchaser is One CVS Drive, Woonsocket, Rhode Island 02895, and Purchaser’s telephone number at such principal executive offices is (401) 765-1500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) CVS, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

(a) Arrangements with Directors and Executive Officers of the Company.

Effects of the Tender Offer and the Merger under the Company’s Equity Compensation Plans and Agreements and Arrangements between the Company and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. As described below, the transactions contemplated by the Merger Agreement will result in payments in respect of the equity compensation awards held by the executive officers and directors of Longs and will constitute a change in control of Longs for purposes of the agreements with its executive officers discussed below that could entitle an executive officer to severance payments and benefits in the event of a qualifying termination of employment. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Director and Officer Indemnification and Insurance.

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification and insurance coverage. For additional information regarding these arrangements, see the summary of the Merger Agreement contained in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans.

Under the Merger Agreement, upon the completion of the Offer, each outstanding restricted share of Longs common stock granted under Longs’ stock incentive plans, including those held by Longs executive officers and non-employee directors, that is outstanding upon the completion of the Offer will automatically fully vest effective as of the completion of the Offer and will convert into the right to receive an amount in cash, without interest, equal to $71.50. In addition, the Merger Agreement provides that, upon the completion of the Offer, each outstanding stock option to acquire Longs common stock granted under Longs’ stock incentive plans, including those held by Longs executive officers, will convert into the right to receive an amount in cash, without interest, equal to (i) $71.50 less the exercise price of the applicable stock option, multiplied by (ii) the aggregate number of shares of Longs common stock into which the applicable stock option was exercisable immediately prior to the completion of the Offer. The Merger Agreement also provides that, upon the completion of the Offer, each outstanding long-term incentive right to earn a restricted share under Longs’ stock incentive plans (a “Performance Share”), including those held by Longs executive officers, will be deemed earned (i) at maximum if the Performance Share relates to Longs’ 2008/2009 performance cycle, (ii) at target if the Performance Share relates solely to the 2009 portion of the Longs’ 2009/2010 performance cycle and (iii) at target, prorated based on the number of days completed in the 2009/2010 performance cycle through the completion of the Offer, if the Performance Share relates to the entire Longs’ 2009/2010 performance cycle. Each Performance Share that is earned will automatically fully vest effective as of the completion of the Offer and will convert into the right to receive an amount in cash, without interest, equal to $71.50.

Based on Longs equity compensation holdings as of August 14, 2008, and assuming the Offer is completed on October 1, 2008, upon completion of the Offer, (1) the number of unvested shares of Longs common stock held by each of Messrs. Bryant, McCann, Schwallie and Rainey, the five other Longs executive officers (as a group) and the six non-employee directors (as a group) that would vest are 107,897; 30,159; 27,559; 25,219; 121,693 and 13,893, respectively; (2) the number of unvested options to purchase Longs common stock held by each of Messrs. Bryant, McCann, Schwallie and Rainey and the five other Longs executive officers (as a group) that would vest are 50,000; 22,500; 22,500; 6,250 and 23,991, respectively; and (3) based on the treatment described above, the number of Longs Performance Shares held by each of Messrs. Bryant, McCann, Schwallie and Rainey and the five other Longs executive officers (as a group) that would vest and be delivered are 82,125; 22,975; 22,975; 19,450 and 85,175, respectively. No stock options to purchase Longs common stock or Performance Shares, vested or unvested, are held by any of the six non-employee directors.

Individual Agreements with Executive Officers.

The Company is a party to an employment agreement with Mr. Bryant that was originally entered in 2001 and change in corporate control agreements with each of its eight other executive officers that were originally entered into on June 26, 2003 (other than with respect to Messrs. Gatta and Chelemedos, whose agreements were entered into on May 7, 2008 and May 11, 2006, respectively) (as amended from time to time). In connection with entering into the Merger Agreement, effective as of August 12, 2008, pursuant to the approval of the Compensation Committee of the Board, the employment agreement with Mr. Bryant and the change in corporate control agreements with each of its other executive officers, including Messrs. McCann, Schwallie and Rainey, were amended and restated. These amended and restated agreements were entered into to reflect certain technical changes as a result of the guidance from the Internal Revenue Service on deferred compensation. The amendment and restatement of Mr. Bryant’s agreement also updates certain provisions of his agreement to reflect compensation increases and status changes since his entry into his prior agreement, deletes certain no longer effective provisions of his prior agreement and clarifies that, for purposes of the bonus component of his severance formula and his pro rata bonus (in each case, only in connection with a termination following a change in control), if his target bonus for the year in which the termination of employment occurs is less than the target bonus for the year in which the change in control occurred, the higher target bonus would be used, to the extent applicable. The amendment and restatement of the change in corporate control agreements also provides that upon a qualifying termination the executives would be entitled to 36 months of continued health benefits (in a manner that complies with the deferred compensation guidance) and up to $25,000 in outplacement services and revises the severance formula to be based on the executive’s current annual base salary (as opposed to a five-year average base salary), plus the greater of the average annual bonus paid to the executive during the three-year period (as opposed to the five-year period) prior to the year of termination and the target bonus for the year of termination (or, if higher, the target bonus in effect for the year of the change in control) and revises the pro rata bonus formula to correspond with the change in the bonus component of the severance formula. Additional changes were made to the agreements setting forth the procedures that need to be followed in connection with a termination for cause and providing for the reimbursement of legal fees to the executive in the event of a dispute. The change in corporate control agreements were also amended to provide that a relocation could be a basis for the executive to claim good reason.

Assuming the Offer is completed on October 1, 2008 and a qualifying termination of employment of each executive occurs immediately thereafter, the amendments to the agreements do not increase the potential cash severance payments (as a multiple of base salary and bonus, including pro rata bonus) that would be payable under Mr. Bryant’s employment agreement but do increase the potential cash severance payments (as a multiple of base salary and bonus, including pro rata bonus) for each of Messrs. McCann, Schwallie and Rainey and the other five executive officers (as a group) by approximately $253,000, $233,000, $213,000 and $1.85 million, respectively.

Amended and Restated Employment Agreement with Mr. Bryant. Pursuant to his amended and restated employment agreement, Mr. Bryant is entitled to certain severance benefits in the event of a termination of his employment other than for “cause” or “disability” (each, as defined in the agreement) within two years after a change in control, by Mr. Bryant for “good reason” (as defined in the agreement) within 179 days after a change in control or by Mr. Bryant for any reason during the period commencing 180 days after a change in control and ending two years after the change in control (a “Qualifying Termination”). In the event of a Qualifying Termination, Mr. Bryant is entitled to receive (1) certain accrued and vested amounts; (2) a lump sum cash severance payment equal to three times the sum of (a) the highest base compensation payable to Mr. Bryant during the term of his employment with Longs plus (b) the greater of (i) highest annual incentive payment made to Mr. Bryant during the term of his employment with Longs or (ii) his target bonus as of the date of his termination or the change in control; (3) a pro rata annual bonus, based on the same bonus that is used for purposes of calculating his severance; and (4) continued participation in the Longs health care plans for up to 36 months assuming the executive continues to pay the applicable premiums and a cash payment that net of income taxes equals the expected amount of such premiums, which payment is estimated to be $184,000. Assuming that the Offer is completed on October 1, 2008 and Mr. Bryant experiences a Qualifying Termination immediately thereafter, the amount of cash severance that will be payable to Mr. Bryant, including the pro rata bonus, is approximately $6.86 million.

In addition, Mr. Bryant (or his spouse in the event of death) is entitled to receive a nonqualified retirement benefit in the form of an annuity, commencing upon his termination of employment. This benefit is intended to compensate Mr. Bryant for the forgone benefit under his former employer’s pension program attributable to assumed salary increases through age 65 that Mr. Bryant would have earned had he remained employed with his former employer. The agreement provides for an assumed 2% per year salary increase and limits the amount of the benefit, on an actuarially equivalent basis (using the assumptions set forth in the agreement), to $850,000, plus interest. As of August 15, 2008, Mr. Bryant’s retirement benefit was $1,125,355.

In the event that Mr. Bryant becomes subject to the excise tax under Section 4999 of the Internal Revenue Code, the agreement provides for an additional payment such that he will be placed in the same after-tax position as if no such excise tax had been imposed.

Mr. Bryant is entitled to reimbursement of all litigation expenses and costs (including reasonable attorneys’ fees) incurred as a result of any contest, dispute or controversy respecting the validity or enforceability of, or liability under, any provision of the agreement or any guarantee of performance of the agreement (including as a result of any contest by him about the amount of any payment pursuant to the agreement). Mr. Bryant is subject to an ongoing confidentiality obligation, a non-solicitation of customers and employees covenant while employed by Longs and for 18 months thereafter, and a non-disparagement covenant.

Amended and Restated Agreements for Termination Benefits in the event of a Change in Corporate Control. Pursuant to their change in corporate control agreements, in the event that any of Messrs. McCann, Schwallie or Rainey or any of the five other executive officers experiences a Qualifying Termination, they are entitled to receive: (1) certain accrued and vested amounts; (2) a lump sum cash severance payment equal to three times the sum of (a) the executive’s base salary as of the date of termination (or, if greater, on the date immediately prior to the date on which the change in control occurred) plus (b) the greater of (i) the average annual bonus paid to the executive during the three-year period prior to his or her termination of employment or (ii) his or her target bonus on the date of termination of employment (if higher than his or her target bonus on the date of the change in control); (3) a pro rata annual bonus, based on the same bonus that is used for purposes of calculating the executive’s severance; (4) continued participation in the Longs health care plans for up to 36 months assuming the executive continues to pay the applicable premiums and a cash payment that net of income taxes equals the expected amount of such premiums, which is estimated to be $184,000; and (5) up to $25,000 worth of outplacement services. Assuming that the Offer is completed on October 1, 2008 and the executive experiences a Qualifying Termination immediately thereafter, the amount of cash severance, including the pro rata bonus, that will be payable to each of Messrs. McCann, Schwallie and Rainey and the other five executive officers (as a group), respectively, is approximately $2.4 million, $2.4 million, $2.3 million and $9.9 million.

In the event that any of the executives becomes subject to the excise tax under Section 4999 of the Internal Revenue Code, the agreements provide for an additional payment such that the executive will be placed in the same after-tax position as if no such excise tax had been imposed.

The executives are entitled to reimbursement of all litigation expenses and costs (including reasonable attorneys’ fees) incurred as a result of any contest, dispute or controversy respecting the validity or enforceability of, or liability under, any provision of the agreement or any guarantee of performance of the agreement (including as a result of any contest by him about the amount of any payment pursuant to the agreement).

Short-Term Incentive Compensation.

Longs maintains the Longs Drug Stores Corporation 2003 Executive Incentive Plan (as amended through November 13, 2007) (the “2003 Plan”), in which all of its executive officers participate. Pursuant to the Merger Agreement, annual bonuses for Longs employees who participate in 2009 fiscal year incentive plans (including the 2003 Plan) will be paid out at target for Longs’ 2009 fiscal year and employees who experience severance-entitling terminations during the year will be entitled to pro rata target bonuses. Based on their 2009 fiscal year target bonuses, assuming employment through the end of the fiscal year following the completion of the transaction, Messrs. Bryant, McCann, Schwallie and Rainey and the five other executive officers (as a group), would be entitled to fiscal year 2009 bonuses of $832,500, $279,000, $276,000, $265,800 and $1,132,200, respectively. Pursuant to the Agreement, if the Offer is completed after January 31, 2009, incentive awards for Longs’ 2010 fiscal will be paid out on a pro rata basis at target at the time that awards are otherwise paid out under CVS’ bonus plans, subject to the employee’s continued employment through the payment date or a severance qualifying termination of employment prior to the payment date. Continuing employees would then be eligible for prorated bonuses for the remainder of the 2010 fiscal year under CVS’ bonus plans.

(b) Arrangements with CVS and Purchaser.

The Merger Agreement.

The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 15, respectively, of the Offer to Purchase are incorporated herein by reference. The summary and description of the Merger Agreement and the conditions of the Offer contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among CVS, Purchaser and the Company in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about CVS or the Company in CVS’ or the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to CVS or the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

Confidentiality Agreement.

The Company and CVS entered into a non-disclosure and confidentiality agreement dated July 8, 2008 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. As a condition to being furnished confidential material, CVS agreed, among other things, to keep such material confidential and to use the confidential material solely for the purpose of evaluating a possible transaction between the Company and CVS. Each of the parties agreed not to disclose the fact that they were having discussions with respect to a possible transaction. In addition, for a period of 18 months from the date of the Confidentiality Agreement, CVS and the Company agreed not to solicit for employment management level employees employed by the other party or its subsidiaries. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Network Pharmacy Contracts

During the two years before the date of this Offer to Purchase, (i) certain CVS affiliates engaged in the prescription benefits management (“PBM”) business have, in the ordinary course of business, entered into network pharmacy contracts with certain affiliates of the Company pursuant to which Longs retail drugstores are reimbursed for prescription drugs dispensed to beneficiaries of CVS’ PBM clients, including its Medicare Part D prescription drug plan clients, and (ii) certain CVS affiliates engaged in the retail pharmacy business have, in the ordinary course of business, entered into network pharmacy contracts with certain affiliates of the Company engaged in the PBM business pursuant to which CVS retail drugstores are reimbursed for prescription drugs dispensed to beneficiaries of the Company’s PBM clients, including its Medicare Part D prescription drug plan clients.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Board, during a meeting held on August 11, 2008, by the unanimous vote of those present, (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Company’s Board recommends that you accept the Offer and tender your Shares into the Offer.

(b) Background and Reasons for the Board’s Recommendation.

Background.

The Board, together with its senior management and the Company’s outside legal and financial advisors, has from time to time reviewed and considered competitive threats, strategic developments and various strategic options potentially available to the Company.

CVS, on an ongoing basis, explores strategic options, including opportunities to broaden its geographic footprint and expand its retail drugstore and prescription benefit management services businesses. In recent years, Mr. Thomas M. Ryan, Chairman, President and Chief Executive Officer of CVS, Mr. Warren F. Bryant, Chairman, President and Chief Executive Officer of the Company and the Chief Executive Officer of a strategic competitor of the Company (which we refer to as Party A), have attended industry events and have periodically discussed industry prospects.

In early to mid 2007, the Chief Executive Officer of Party A informally contacted Mr. Warren F. Bryant, the Chairman, President and Chief Executive Officer of the Company, regarding the Company and expressed an interest in a potential business combination transaction. Mr. Bryant responded that the Company was executing on its plans and believed it could create additional value for shareholders through those plans. No further conversations between the parties took place at that time.

In April 2008, the Chief Executive Officer of Party A again contacted Mr. Bryant and proposed a meeting regarding a potential business combination transaction between the two companies with a per share value in the $62-65 range. On April 19, 2008, the Board of Directors of the Company held a meeting and reviewed various strategic options with management, Wachtell, Lipton, Rosen & Katz (“WLRK”), the Company’s outside legal advisors, and J.P. Morgan Securities, Inc. (“JPMorgan”), the Company’s financial advisor. Mr. Bryant also informed the Board and WLRK and JPMorgan of his discussions with Party A. Following discussion, the Board informed Mr. Bryant that it did not believe that the valuation range proposed by Party A fully valued the Company, but instructed Mr. Bryant that he should continue to negotiate with Party A for a higher price.

On April 23, 2008, Mr. Bryant called the Chief Executive Officer of Party A to discuss the proposed transaction. Mr. Bryant expressed to Party A that he did not believe that the valuation range proposed by Party A fully valued the Company and stated that given that Party A was a competitor to the Company, the Company would not be interested in any potential transaction with Party A unless Party A took the risk of nonconsummation of a transaction for regulatory reasons. The Chief Executive Officer of Party A informed Mr. Bryant that they would need to receive diligence information prior to proposing any specific potential transaction but that he understood the Company’s concern regarding regulatory approvals.

On April 24, 2008, the Chief Executive Officer of Party A called Mr. Bryant and informed Mr. Bryant that Party A would be willing to offer up to $67-70 per share, but was unwilling to commit to taking the regulatory risk prior to completing additional due diligence. The Chief Executive Officer of Party A also indicated that he would be presenting the proposal to the Board of Directors of Party A. Mr. Bryant informed the Chief Executive Officer of Party A that any proposal would have to value the Company above the proposed range and, among other things, would have to commit to take the regulatory risk. Mr. Bryant indicated that he would need to brief the Company’s Board on Party A’s revised proposal. Following this meeting, Mr. Bryant briefed the lead director and other members of the Company’s Board, WLRK and JPMorgan regarding his discussions with Party A.

On April 26, 2008, Mr. Bryant called the Chief Executive Officer of Party A and indicated that he did not believe the Company would be interested in a transaction below $70 per share range, and without Party A agreeing to take all of the regulatory risk and committing to complete due diligence quickly. The Chief Executive Officer of Party A indicated that Party A may be willing to make a proposal in the proposed valuation range but was not yet able to commit to take the regulatory risk.

On April 29, 2008, the Chief Executive Officer of Party A called Mr. Bryant and indicated that Party A was prepared to offer the Company $70 per share, but had not determined whether or not it could take all of the regulatory risk and would not be willing to increase the price further. The Chief Executive Officer of Party A suggested that both parties consult with their legal advisors regarding the regulatory risk. Following this meeting, Mr. Bryant briefed the lead director and other members of the Company’s Board, WLRK and JPMorgan regarding Party A’s revised proposal.

On May 2, 2008, Mr. Bryant called the Chief Executive Officer of Party A to discuss the status of the negotiations. The Chief Executive Officer of Party A suggested that the party’s legal advisors meet to discuss the regulatory risk. Mr. Bryant reiterated that Party A must commit to take all of the regulatory risk.

On May 5, 2008, the Chief Executive Officer of Party A called Mr. Bryant to discuss the regulatory risk. The Chief Executive Officer of Party A indicated that he was considering the issue further and might be willing to commit to take the regulatory risk if the Company would enter into a confidentiality agreement with Party A and provide diligence information to evaluate such risk. The Chief Executive Officer of Party A indicated he would get back to Mr. Bryant later in the week.

On May 8, 2008, the Chief Executive Officer of Party A called Mr. Bryant and indicated that Party A was not yet willing to take on all of the regulatory risk and requested that the Company provide diligence information to evaluate such risk.

On May 9, 2008, the Chief Executive Officer of Party A called Mr. Bryant to discuss the general state of the California economy, the California state budget cuts and indicated that he would need more time to consider the regulatory risk.

On May 17, 2008, the Chief Executive Officer of Party A called Mr. Bryant to suggest a conversation between the two parties’ respective regulatory counsel to resolve the issue and suggested that they enter into a joint defense agreement with respect to the investigation of any regulatory approvals or divestitures that may be required in connection with a potential transaction. Mr. Bryant indicated that he would consider Party A’s proposal.

On May 19, 2008, Mr. Bryant called the Chief Executive Officer of Party A and indicated that the Company would be willing to enter into a joint defense agreement and to provide Party A with due diligence material in connection with the investigation of any regulatory risk. On May 21, 2008, Party A and its outside legal and economic advisors entered into a joint defense and confidentiality agreement with the Company and WLRK.

Over the next several weeks, the Company provided Party A and its advisors with due diligence materials to evaluate the potential regulatory risk associated with the proposed transaction and continued to discuss such matters.

On June 6, 2008, Party A and its legal and economic advisors and the Company and WLRK conducted a call to evaluate the potential regulatory risk associated with the proposed transaction. Party A indicated they might decrease the price per share offered if they were asked to assume more regulatory risk than they wished.

In light of the slow pace of the conversations with Party A and Party A’s continued refusal to commit to taking regulatory risk, Mr. Bryant and members of the Company’s Board and their advisors discussed the merits of contacting CVS to ascertain whether CVS would be interested in a business combination transaction.

On June 11, 2008, at Mr. Bryant’s request, a representative of the Company contacted Mr. Ryan, to arrange a call between Mr. Ryan and Mr. Bryant to discuss a potential business combination transaction. Mr. Ryan indicated that he was familiar with the Company and Mr. Bryant and would be very interested in having such a discussion and pursuing a business combination and could move on an expedited time frame.

On June 13, 2008, Mr. Bryant had a discussion with the Chief Executive Officer of Party A during which time Party A expressed an unwillingness to take on regulatory risk sufficient to provide the Company with certainty that any transaction with Party A would be consummated. The Chief Executive Officer of Party A also informed Mr. Bryant that he would be discussing the proposed transaction with his Board and would contact Mr. Bryant in a few weeks after he had done so.

In mid to late June 2008, representatives of CVS contacted representatives of Lehman Brothers Inc. (“Lehman Brothers”) to request that it provide financial advisory services to CVS in connection with a potential transaction with the Company.

On June 24, 2008, Mr. Ryan contacted Mr. Bryant and discussed the possible benefits of a potential transaction. Mr. Ryan indicated that, subject to the completion of due diligence, he would be willing to consider a transaction that valued the Company in the mid to high $60 range per share and would be prepared to move forward on an expedited basis and effectively assume all of the regulatory risk. Following such conversation, Mr. Bryant apprised the Board, WLRK and JPMorgan of the status of negotiations with CVS.

On June 27, 2008, Mr. Ryan contacted Mr. Bryant to reaffirm that CVS was prepared to move forward quickly to reach a potential transaction and indicate that CVS did not anticipate any regulatory impediments to completing a transaction quickly and that there would be no financing condition with respect to the proposed transaction. Mr. Ryan also requested that his team be given due diligence information and CVS provided the Company with a form of confidentiality agreement.

Over the next week, Mr. Bryant and Mr. Ryan and their respective representatives continued to discuss a possible transaction and its valuation. During this period, Mr. Bryant informed Mr. Ryan that he believed that CVS’ proposed price in the mid to high $60 range per share did not fully value the Company.

During the first week of July 2008, representatives of CVS contacted representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”) to request that it provide financial advisory services to CVS in connection with a potential transaction with the Company.

On July 7, 2008, Mr. Ryan contacted Mr. Terrence Murray, lead director of CVS’ Board of Directors, to discuss the potential transaction with the Company.

Also on July 7, 2008, Mr. Ryan contacted Mr. Bryant to reiterate CVS’s strong interest in moving forward with a potential all-cash transaction, and indicated that he might be able to increase the consideration based on a review of due diligence information. He also reaffirmed, among other things, that CVS did not anticipate any regulatory impediments to completing a transaction quickly, that there would be no financing condition with respect to the proposed transaction and that CVS expected to retain substantially all field management and store level employees.

On July 8, 2008, the Company and CVS entered into a confidentiality agreement and subsequently the Company began providing CVS with certain non-public information regarding the Company. Also on July 8, Mr. Ryan and Mr. Bryant spoke and Mr. Bryant reiterated his expectation that CVS increase the consideration offered.

On July 9, 2008, CVS’ Board of Directors held a special telephonic meeting, at which members of the CVS management team provided an overview of the preliminary terms of and process for the potential transaction with the Company.

On July 11, 2008, Party A indicated that it was no longer interested in pursuing a potential transaction with the Company due to, among other things, the uncertainty in California economic conditions and the regulatory risk entailed in a transaction with the Company.

Over the next several weeks, representatives of the Company and representatives of CVS performed due diligence.

On July 25, 2008, representatives of Davis Polk & Wardwell (“DPW”), outside legal counsel to CVS, provided WLRK, with a draft merger agreement. Over the next several days, representatives for WLRK and DPW discussed the terms and conditions set forth in the draft merger agreements.

Over the next week, representatives of the Company and representatives of CVS engaged in a number of additional due diligence calls and the Company provided CVS with further due diligence information.

On July 31, 2008, Mr. Bryant and Mr. Ryan discussed the status of the negotiations and the process for moving forward. The two parties agreed to speak again later in the week.

On August 1, 2008, Mr. Bryant called Mr. Ryan to discuss the status of the negotiations and to inquire whether CVS was prepared to make a proposal to acquire all of the outstanding shares of the Company. Mr. Ryan indicated to Mr. Bryant that CVS was still conducting its diligence process and that Mr. Ryan would get back to Mr. Bryant following the weekend.

On August 4, 2008, Mr. Ryan called Mr. Bryant and proposed that CVS would be willing to acquire all of the outstanding shares of the Company for an all cash price of $71.50 per share upon the terms and conditions to be negotiated in the draft merger agreement. Mr. Bryant indicated that he would consider Mr. Ryan’s proposal. Later that day, DPW circulated a revised merger agreement to WLRK.

On August 5, 2008, CVS and the Company first learned that Pershing Square Capital Management L.P. and certain of its affiliates had acquired a greater than 5% interest in the Company.

On August 6, 2008, Mr. Ryan and Mr. Bryant again discussed CVS’s proposal. Mr. Bryant indicated that he believed CVS should increase its offer. Mr. Ryan reiterated that CVS would not be willing to increase the price above $71.50 per share.

Over the next several days, DPW and WLRK continued to negotiate the terms of the draft merger agreement and the other documentation relating to the transaction. On August 11, 2008, the Company’s Board met and discussed the status of conversations with CVS. WLRK reviewed with the Board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction. Mr. Bryant then gave a background of the Company’s negotiations with Party A and CVS and the terms of CVS’s proposal to acquire all of the outstanding shares of the Company for an all cash price of $71.50 per share. Representatives of JPMorgan presented its financial analysis to the Board, reviewed a draft of the written fairness opinion it expected to deliver when the Merger Agreement was signed, and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 11, 2008, that as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the $71.50 per share in cash to be received by the Company’s shareholders pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex B. WLRK then reviewed the terms of the proposed transaction agreements, including a discussion with the Board regarding the circumstances under which the Company could provide non-public information to, and consider and accept a superior proposal from, a competing bidder; the regulatory approvals that would be required to complete the proposed transaction; the likely process and timetable of the tender offer and merger, including expected timing for obtaining the required regulatory approvals; and compensation and benefit issues. Following extensive discussion, including consideration of the factors described under “Reasons for the Recommendation” directly below and that had previously been discussed with the Board, the Board voted to approve the Merger Agreement and the transactions contemplated thereby.

In the afternoon of August 12, 2008, the Board of Directors of CVS held a special telephonic meeting, at which CVS’ management and representatives from Lehman Brothers, Deutsche Bank, Davis Polk and Mintz Levin Cohn Ferris Glovsky and Popeo PC participated, to consider the potential transaction with the Company. CVS’ management provided an overview of the transaction to CVS’ Board of Directors, including its strategic rationale, estimated synergies and the plan for financing the transaction. Representatives from Lehman Brothers and Deutsche Bank reviewed their respective presentations regarding the transaction and discussed various financial aspects of the transaction. Davis Polk advised CVS’ Board of Directors as to their duties under Delaware law in relation to their consideration of the transaction and provided a summary of the terms of the transaction. Following the discussion, CVS’ Board of Directors voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the proposed financing in connection with the Offer and the Merger, and authorized CVS’ management to execute the Merger Agreement.

Following the meeting of CVS’ Board of Directors, Mr. Ryan telephoned Mr. Bryant to inform him that CVS’ Board of Directors had approved the transaction with the Company. On August 12, 2008, the Merger Agreement was executed by officers of CVS and the Company, and CVS and the Company issued a joint press release announcing the execution and the terms of the proposed acquisition of the Company by CVS.

Reasons for the Recommendation.

In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered the following material factors:

•

The current and prospective conditions of the industries in which the Company operates and how those industries are expected to evolve over the next several years. In particular, the Board considered the ability of the Company to compete and the rate at which the Company’s business could expand in current market conditions given the decline in government reimbursement rates, the decline of the frequency and rate of introduction of generic drugs, the implementation of Medicare Part D, and the increase in the rate at which national drug store chains and other competitors have entered the markets in which the Company operates. The Board also considered that while there had been consolidation in the retail pharmacy industry generally, there had been a significant expansion of other retail channels which competed with the Company in offering prescription drugs, including grocery stores, mass retailers and warehouse clubs. The Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company.

•

The Board’s belief that the Offer and the Merger represented the surest and best prospect for maximizing stockholder value, based on the Board’s assessment, after consultation with its financial advisors, of the alternatives.

•	The price to be paid pursuant to the Offer and the Merger, which represents a 55% premium to the average 30 day trading price and a 32% premium to the closing trading price on August 12, 2008.

•

The Board’s belief that CVS is an attractive strategic acquirer, having a complementary business platform, a strong financial position to grow the business, and an excellent business reputation which would facilitate the Company’s retention of employees pending the completion of the transaction and increase the certainty that the transaction would be consummated.

•

The Board’s belief that the regulatory issues surrounding a transaction with Party A coupled with Party A’s refusal to assume all of the regulatory risk presented a significant risk of non-consummation of a transaction with Party A and the Board’s belief that the transaction with CVS did not present those risks.

•

The Board’s belief that the Company would not be able to readily liquidate or monetize its real estate in a manner that would be certain to yield value to the Company and its shareholders in excess of the Offer consideration and that there were significant tax implications to doing so.

•

The fact that Party A after conducting due diligence was unwilling to propose a business combination that provided more value than the Offer and the Merger or that did not require the Company to assume regulatory risk.

•

The Board’s ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger if, following receipt of a superior proposal, the Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board to change its recommendation would be inconsistent with the statutory duty of the members of the Board, as directors, under Maryland law.

•

The Company’s right to terminate the Merger Agreement prior to the Acceptance Time (as defined in the Merger Agreement) to enter into an acquisition transaction with a third party that the Board determines to be a superior proposal if certain conditions are satisfied and the Company pays a termination fee of $115 million.

•

The fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that CVS’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•	The financial strength of CVS and the fact that the transactions are not subject to CVS’s ability to obtain financing.

•

The commitment by CVS to take all actions necessary to secure HSR approval, unless those actions involve assets of CVS, the Company or any of their respective subsidiaries representing or generating an amount equal to 30% or more of the Company’s consolidated operating profit for the twelve month period ending January 31, 2008.

•

The other terms of the Merger Agreement, including the commitment by CVS with respect to obtaining all regulatory approvals, and the Board’s expectation, after considering advice of counsel, with respect to obtaining all regulatory approvals in a timely manner.

•

The fact that the transaction is structured as a tender offer which can generally be completed, and deliver cash consideration to shareholders, more promptly than would have been the case with a voted merger.

•

The opinion of JPMorgan delivered to the Board on August 11, 2008, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $71.50 per Share in cash to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

•

The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to provide non-public information or engage in discussions or negotiations of other potential acquisition proposals unless the Company has first received a bona fide acquisition proposal that the Board reasonably believes will lead to a superior proposal and determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board to take such action would be inconsistent with the statutory duty of the members of the Board, as directors, under Maryland law.

•

The risks and costs to the Company if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•

The fact that the Company’s shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•

The risk that CVS may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if the Company does not perform its obligations under the Merger Agreement in all material respects.

•

The provision in the Merger Agreement requiring the Company to pay a $115 million termination fee if the Merger Agreement is terminated to accept a superior proposal and in certain other circumstances.

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s shareholders that are U.S. persons for U.S. federal income tax purposes.

•	The matters described above in Item 3(a) “Arrangements with Directors and Executive Officers of the Company.”

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s shareholders outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with minimal risk of non-completion.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c) Intent to Tender.

The Company has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer. No subsidiaries of the Company own Shares.

(d) Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated August 1, 2008, and effective as of April 17, 2008, the Company retained JPMorgan as its financial advisor in connection with the proposed Offer and the Merger (the “Transaction”) to deliver a fairness opinion in connection with the proposed Transaction.

At the meeting of the Board on August 11, 2008, JPMorgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the Company’s common stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders. JPMorgan has confirmed its August 11, 2008 oral opinion by delivering its written opinion to the Board, dated August 11, 2008, that, as of such date, the consideration to be paid to the Company’s common stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders. No limitations were imposed by the Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of JPMorgan dated August 11, 2008, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to the Board, is directed only to the consideration to be paid in the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares or how to vote with respect to the Transaction. The summary of the opinion of JPMorgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, JPMorgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Company’s Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by the Company or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. JPMorgan also assumed that the representations and warranties made by the Company and CVS and Purchaser in the Merger Agreement are and will be true and correct in all respects material to JPMorgan’s analysis. JPMorgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

The projections furnished to JPMorgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the Company’s common stockholders in the proposed Transaction, and JPMorgan has expressed no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transaction. Furthermore, JPMorgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the consideration to be received by the Company’s common stockholders in the Transaction or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

Public Trading Multiples. Using publicly available information, JPMorgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous and most relevant to the Company’s business. The companies selected by JPMorgan were CVS, Walgreen Company and Rite-Aid Corporation. These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics. Other categories of publicly traded companies were reviewed by JPMorgan for reference purposes only. For each comparable company, JPMorgan calculated such company’s firm value divided by the estimated earnings before interest, taxes, depreciation and amortization (“EBITDA” or “FV/EBITDA”), and such company’s price divided by the estimated earnings per share (“P/E”), through the twelve months ended January 31, 2009 (“Fiscal Year 2009”) and January 31, 2010 (“Fiscal Year 2010”). JPMorgan selected the range of trading values for each multiple. JPMorgan applied a FV/EBITDA multiple of 7.5x-8.5x for Fiscal Year 2009 and 7.0x-8.0x for Fiscal Year 2010, and a P/E of 14.0x-16.0x for Fiscal Year 2009 and 12.0x-14.0x for Fiscal Year 2010, to the Company’s financial projections. This resulted in an implied equity value per share of $57.25 to $65.50 and $60.75 to $70.00 based on FV/EBITDA for Fiscal Year 2009 and Fiscal Year 2010, respectively, and $43.50 to $49.75 and $42.50 to $49.75 based on P/E for Fiscal Year 2009 and Fiscal Year 2010, respectively.

Selected Transaction Analysis. Using publicly available information, JPMorgan examined selected transactions with respect to the North American Drug Retail Industry. Specifically, JPMorgan reviewed the following transactions that were deemed in JPMorgan’s judgment to be most relevant in the evaluation of the Transaction:

Date	Target	Acquiror
Recent
Aug-06	Jean Coutu USA (Brooks/Eckerd)	Rite Aid
Jan-06	Osco/Sav-On	CVS
Apr-04	Eckerd (North)	Jean Coutu
Apr-04	Eckerd (South & PBM)	CVS
Dec-03	Duane Reade	Oak Hill

Less Recent
Dec-01	American Pharmaceuticals	Omnicare
Dec-01	Osco (selected stores)	Brooks Pharmacy
Sep-99	Rite Aid (selected stores)	Longs Drug
Nov-98	Genovese Drug Stores	J.C. Penney
Feb-98	Arbor Drugs	CVS
Aug-97	Harco and K&B	Rite Aid
May-97	Duane Reade	DLJ
Feb-97	Revco D S	CVS
Nov-96	Eckerd	J.C. Penney
Oct-96	Thrifty Payless Holdings	Rite Aid
Sep-96	Big B	Revco D S
Aug-96	Fays Inc	Thrift Drug (JCP)
Dec-94	Perry Drug Stores	Rite Aid
Apr-94	Hook-SupeRx	Revco D S

Other historical transactions were reviewed by JPMorgan for reference purposes only, including in the following industries: Pharmacy Benefit Managers and North American Food Retail (strategic and financial sponsor buyers). JPMorgan applied a range of multiples of 7.0x-10.0x based on the transaction value divided by the target’s EBITDA for the last twelve months (“LTM EBITDA”), or “Transaction Value/LTM EBITDA Multiple.” This analysis resulted in an estimated range of equity values for the Company’s Shares of between $48.25 and $70.75 per share.

Discounted Cash Flow Analysis. JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Company’s Shares. JPMorgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2009 through 2018 based upon financial projections prepared by the management of the Company through the year ended 2011 and financial projections prepared by the Company’s management and adjusted, with guidance from the Company’s management, by JPMorgan for the fiscal years 2012 to 2018. JPMorgan also calculated a range of terminal asset values of the Company at the end of the 10-year period ending 2018 by applying a perpetual growth rate ranging from 2% to 3% of the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.0% to 11.0%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company’s excess cash, option exercise proceeds and total debt as of April 30, 2008. Based on the adjusted management projections and a discount rate of 9.0-11.0%, the discounted cash flow analysis indicated a range of equity values of between $44.00 and $69.25 per Share on a stand-alone basis (i.e., without synergies).

Other Information. JPMorgan also compared the Company’s 52-week trading range of $37.65 to $57.10 as well as the consideration to be received in the Transaction and calculated the respective premiums to various historical prices. JPMorgan noted that historical stock trading analyses are not valuation methodologies but were presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise the Company with respect to the Transaction and deliver an opinion to the Board with respect to the Transaction on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Transaction and the delivery of its opinion, the Company has agreed to pay JPMorgan a fee of approximately $14.8 million, $13.8 of which will only become payable if the Offer and the Merger are consummated. In addition, the Company has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.

JPMorgan and its affiliates maintain investment banking and other business relationships with the Company and its affiliates as well as CVS, for which it receives and has received customary fees. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of the Company or CVS for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company has retained JPMorgan as its financial advisor to deliver a fairness opinion in connection with the proposed Transaction. JPMorgan has provided an opinion to the Board that, as of August 11, 2008, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the $71.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders, a copy of which is filed as Annex B hereto and incorporated herein by reference. JPMorgan provided its opinion for the information of the Board in connection with its consideration of the Offer and the Merger. The opinion of JPMorgan does not constitute a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Pursuant to the terms of an engagement letter dated August 1, 2008, the Company has agreed to pay JPMorgan transaction fees as described in Item 4 above, the principal amount of which is contingent on the earlier of completion of the Offer or the Merger. The Company has also agreed to reimburse JPMorgan for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify JPMorgan against various liabilities, including certain liabilities under the federal securities laws.

The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with communications with its stockholders with respect to the Offer and the Merger. The Company has agreed to pay MacKenzie customary compensation for its services and to reimburse it for certain expenses in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than shares received as compensation in the ordinary course of business in connection with the Company’s employee benefit plans and payroll contributions to the Company’s 401(k) plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a) Provisions of the Maryland General Corporation Law (“MGCL”).

Maryland Law. As a Maryland corporation, the Company is subject to Title 3, Subtitles 6 and 7 of the MGCL. Under Title 3, Subtitle 6, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities, or certain other transactions. An interested stockholder is defined as: (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares or (ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. Title 3, Subtitle 6 will not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder that was not exempted from the operation of the statute prior to the person becoming and interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or that are held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if the corporation’s common stockholders receive a fair price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. In accordance with the provisions of Title 3, Subtitle 6, the Board has exempted the Merger Agreement and the transactions contemplated by the Merger Agreement from the provisions of Title 3, Subtitle 6.

Under Title 3, Subtitle 7, “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Except as otherwise specified in Title 3, Subtitle 7, a “control share acquisition” means the acquisition of control shares. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Title 3, Subtitle 7 does not apply to acquisitions approved or exempted by the charter or bylaws of the corporation. The Company has amended its bylaws to exempt the transactions contemplated by the Merger Agreement from the provisions of Title 3, Subtitle 7.

As set forth in the Offer to Purchase, if any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, then Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, then Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered pursuant to the Offer.

(b) Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer or the Merger.

(c) Regulatory Approvals.

HSR Act. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

CVS and the Company expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Division and the FTC on or about August 21, 2008. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, September 5, 2008 (being the 15th calendar day from the time of filing), unless earlier terminated by the FTC or the Division. However, before such time, the Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from CVS. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after CVS’ substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, CVS, Purchaser and the Division or the FTC, as applicable. CVS and Purchaser intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

(d) Top-Up Option.

The summary of the Top-Up Option in Section 13 of the Offer to Purchase is incorporated herein by reference.

(e) Short-form Merger.

Under Section 3-106 of the MGCL, if Purchaser acquires, pursuant to the Offer or otherwise, in excess of 90% of the outstanding Shares, subject to the receipt of required regulatory approvals, Purchaser will be able to effect the Merger after completion of the Offer under the short-form merger provisions of the MGCL without any further action by the stockholders of the Company. If Purchaser does not acquire, pursuant to the Offer or otherwise, in excess of 90% of the outstanding Shares, the affirmative vote of the holders of two-thirds of the outstanding Shares will be required under the MGCL to effect the Merger.

(f) Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser after the completion of the Offer, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(g) Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended January 31, 2008;

•	the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2008; and

•

the Company’s Current Reports on Form 8-K filed with the SEC on January 3, 2008, February 7, 2008, March 5, 2008, March 6, 2008, March 10, 2008, April 10, 2008, May 8, 2008, May 21, 2008, May 28, 2008, June 5, 2008, July 10, 2008, and August 7, 2008 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(h) Projected Financial Information.

In connection with CVS’ due diligence review, the Company provided to CVS certain projected and budgeted financial information concerning the Company. In addition, the Company provided the same information to its own financial advisors. These financial projections and their limitations are summarized in Section 8 of the Offer to Purchase, which section is incorporated by reference herein.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated August 18, 2008 (incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by Purchaser on August 18, 2008).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule TO filed by Purchaser on August 18, 2008).

(a)(3)	Letter to Stockholders of the Company dated August 18, 2008.*

(a)(4)	Joint Press Release issued by CVS and the Company on August 12 2008 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by the Company on August 12, 2008).

(e)(1)	Agreement and Plan of Merger, dated as of August 12, 2008, among the Company, CVS and Purchaser (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Company on August 18, 2008).

(e)(2)	Non-Disclosure and Confidentiality Agreement, dated as of July 8, 2008, between CVS and the Company (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by CVS and Purchaser on August 18, 2008).

(e)(3)	Amended and Restated Employment Agreement between Longs Drug Stores California, Inc. and Warren F. Bryant, effective as of August 12, 2008 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on August 18, 2008).

(e)(4)	Amended and Restated Agreement for Termination Benefits in the Event of a Change in Corporate Control between Longs Drug Stores California, Inc. and Executive Officers, effective as of August 12, 2008 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Company on August 18, 2008).

(g)	Not applicable.

Annex A	Information Statement.*

Annex B	Opinion of J.P. Morgan Securities Inc., dated August 11, 2008.*

*	Included with the statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: August 18, 2008

ANNEX A

INFORMATION STATEMENT

LONGS DRUG STORES CORPORATION

141 North Civic Drive

Walnut Creek, California 94596

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about August 18, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.50 per share (the “Shares”), of Longs Drug Stores Corporation, a Delaware corporation (the “Company” or “we” or “us” or “our”). You are receiving this Information Statement in connection with the possible election of persons designated by CVS Caremark Corporation, a Delaware corporation (“CVS”), and Blue MergerSub Corp., a Maryland corporation and an indirect wholly owned subsidiary of CVS (“Purchaser”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”).

On August 12, 2008, the Company, CVS and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares for $71.50 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2008.

The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of CVS. At the effective time of the Merger, each outstanding Share (other than any Shares held by CVS or any subsidiary of the Company or CVS) will be converted into the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on August 18, 2008, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on August 18, 2008, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 18, 2008. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of Monday, September 15, 2008, unless extended.

The information contained in this Information Statement concerning CVS, Purchaser and their director designees has been furnished to the Company by CVS and Purchaser and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION REGARDING THE COMPANY

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on August 14, 2008, there were 120,000,000 Shares authorized, of which 36,007,597 were outstanding.

DIRECTORS DESIGNATED BY CVS OR PURCHASER

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by CVS or Purchaser for, any Shares pursuant to the Offer, and subject to applicable law, CVS or Purchaser shall be entitled to designate such number of members of the Board, as rounded up to the next whole number, that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares beneficially owned by CVS and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company will also, subject to applicable law, use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Board, and of each board of directors and each board committee of the Company’s wholly owned subsidiaries.

Following the election or appointment of CVS’ designees and until the merger is consummated, the approval of a majority of the directors of the Company then in office who were not designated by CVS shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action hereunder by CVS or Purchaser and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

CVS and Purchaser’s Designees

CVS has informed the Company that promptly following its payment for Shares pursuant to the Offer, Purchaser will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Purchaser, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of the Purchaser to the Board have held the office and principal occupation identified below for not less than five years.

Name and Address	Age	Current Principal Occupation or Employment: Material Positions Held During the Past Five Years.
Thomas M. Ryan One CVS Drive Woonsocket, Rhode Island 02895	56	Mr. Ryan has been Chairman of the Board of CVS since November 2007 and President and Chief Executive Officer of CVS since May 1998; formerly was Chairman of CVS Corporation from April 1999 until March 2007; director of Bank of America Corporation, a financial services company, and Yum! Brands, Inc., a quick service restaurant company.

David B. Rickard One CVS Drive Woonsocket, Rhode Island 02895	61	Mr. Rickard has served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS and CVS Pharmacy, Inc. since September 1999; director of Harris Corporation, a communications and information technology company, and since October 2001 and of Jones Lang LaSalle Incorporated, a real estate and investment management services company.

Larry J. Merlo One CVS Drive Woonsocket, Rhode Island 02895	52	Mr. Merlo has served as Executive Vice President of CVS and President of CVS/pharmacy—Retail since January 2007; Executive Vice President—Stores of CVS Corporation from April 2000 to January 2007 and Executive Vice President, Stores of CVS Pharmacy, Inc. from March 1998 to January 2007.

Howard A. McLure One CVS Drive Woonsocket, Rhode Island 02895	51	Mr. McLure has served as Executive Vice President of CVS and President of Caremark Pharmacy Services. Mr. McClure was Senior Executive Vice President and Chief Operating Officer of Caremark Rx, Inc. from June 2005 until the closing of the CVS/Caremark merger. Previously, he served as Executive Vice President and Chief Financial Officer of Caremark from May 2000 until June 2005.

V. Michael Ferdinandi One CVS Drive Woonsocket, Rhode Island 02895	58	Mr. Ferdinandi has served as Senior Vice President—of Human Resources and Corporate Communications of CVS and CVS Pharmacy, Inc. since April 2002.

Jonathan C. Roberts One CVS Drive Woonsocket, Rhode Island 02895	52	Mr. Roberts has served as Senior Vice President and Chief Information Officer of CVS Pharmacy, Inc. since January 2006; Senior Vice President—Store Operations of CVS Pharmacy, Inc. from August 2002 until December 2005.

Douglas A. Sgarro One CVS Drive Woonsocket, Rhode Island 02895	49	Vice President and Secretary since Purchaser was formed, Mr. Sgarro has served as Executive Vice President and Chief Legal Officer of CVS and CVS Pharmacy, Inc. since March 2004 and President of CVS Realty Co., a real estate development company and a division of CVS Pharmacy, Inc., since October 1999; Senior Vice President and Chief Legal Officer of CVS Corporation from April 2000 to March 2004.

Purchaser has advised the Company that, to the best of its knowledge, none of Purchaser’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Purchaser has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, at the end of Monday, September 15, 2008, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign although the Company has agreed to use its reasonable best efforts to ensure that all nonemployee members of the Board remain as directors. To the extent the Board will consist of persons who are not nominees of Purchaser, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The Board currently consists of seven directors. Following the Company’s 2006 annual meeting, the Company amended its Articles of Restatement and Amended Bylaws to provide for elimination of a classified board of directors. All Board members are now elected annually.

Information concerning current directors is set forth below.

Name	Position with the Company
Warren F. Bryant	Chairman, President and CEO

Leroy T. Barnes, Jr.	Director(1)

Murray H. Dashe	Lead Director(1)

Evelyn S. Dilsaver	Director(1)

Mary S. Metz, Ph.D.	Director(1)

Donna A. Tanoue	Director(1)

Anthony G. Wagner	Director(1)

(1)	These directors are independent directors under the requirements set forth in the New York Stock Exchange (“NYSE”) Listing Standards.

Directors serving until Annual Meeting in 2009

Warren F. Bryant

Chairman, President and Chief Executive Officer

Mr. Bryant, age 62, has been the Company’s President and Chief Executive Officer and a director since 2002 and Chairman of the Board since 2003. He was Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Mr. Bryant is a director of OfficeMax Incorporated.

Leroy T. Barnes, Jr.

Director

Mr. Barnes, age 57, has been a member of the Board since 2002. Mr. Barnes served as Vice President and Treasurer of PG&E Corporation, an energy-based holding company, from 2001 to 2005. He was Vice President and Treasurer of Gap, Inc., a retail clothing company, from 1997 to 2001. Mr. Barnes is a director of The McClatchy Company, Herbalife Ltd. and Frontier Communications Corporation. Mr. Barnes chairs the Audit and Finance Committee and is a member of the Governance and Nominating Committee. He has been designated by our Board as an “audit committee financial expert,” as defined by the SEC

Murray H. Dashe

Lead Director

Mr. Dashe, age 66, has been a member of the Board since 2002. Mr. Dashe served as the Chairman of the Board, Chief Executive Officer, and President of Cost Plus, Inc., a specialty retailer of casual home living and entertaining products, from February 1998 to March 2005. Mr. Dashe is a director of UnionBanCal Corporation. Mr. Dashe is our Lead Director and a member of the Compensation Committee, the Audit and Finance Committee, and the Governance and Nominating Committee.

Evelyn S. Dilsaver

Director

Ms. Dilsaver, age 53, has been a member of the Board since 2007. Ms. Dilsaver was President and Chief Executive Officer of Charles Schwab Investment Management, Inc., and Executive Vice President of The Charles Schwab Corporation from July 2004 until July 2007. Previously she served as Senior Vice President of the Asset Management Products and Services group of The Charles Schwab Corporation, from July 2003 to July 2004. From October 2000 to July 2003, she was Executive Vice President, Chief Financial Officer, Chief Administrative Officer and a member of the Management Committee of U.S. Trust Company, a subsidiary of The Charles Schwab Corporation. Ms. Dilsaver is a director of Aéropostale, Inc. and Epic Bancorp. She is a member of our Audit and Finance Committee and our Compensation Committee. Ms. Dilsaver has been designated by our Board as an “audit committee financial expert,” as defined by the SEC.

Mary S. Metz, Ph.D.

Director

Dr. Metz, age 71, has been a member of the Board since 1991. Dr. Metz served as President of S. H. Cowell Foundation, a California non-profit public benefit corporation, from 1999 to 2005. Dr. Metz is a director of PG&E Corporation, UnionBanCal Corporation and AT&T Corporation. Dr. Metz chairs the Governance and Nominating Committee and is a member of the Audit and Finance Committee.

Donna A. Tanoue

Director

Ms. Tanoue, age 54, has been a member of the Board since 2005. Ms. Tanoue has been Vice Chairman of Bank of Hawaii Corporation since April 2002. From April 2004 to January 2007, Ms. Tanoue also served as Chief Administrative Officer of Bank of Hawaii. From April 2002 to April 2004, Ms. Tanoue was Vice

Chairman of the Investment Services Group, and has served on the Board of Directors of Bank of Hawaii since October 2001. Since June 2004, Ms. Tanoue has also served as President of Bank of Hawaii Charitable Foundation. Ms. Tanoue is a member of the Compensation Committee and the Audit and Finance Committee. She has been one of our directors since 2005.

Anthony G. Wagner

Director

Mr. Wagner, age 66, has been a member of the Board since 1999. Mr. Wagner was Vice President of Kaiser Foundation Health Plan, Inc. from January 2005 until his retirement in January 2007. Mr. Wagner served as the Chief Executive Officer of Hospital Systems of the San Francisco Department of Public Health from 2001 to 2003. Mr. Wagner chairs the Compensation Committee and is a member of the Governance and Nominating Committee.

EXECUTIVE OFFICERS

The executive officers of the Company, other than those who also serve as directors and are described in the preceding pages, are Steven F. McCann, 55, Executive Vice President and Chief Financial Officer; Bruce E. Schwallie, 53, Executive Vice President—Business Development and Managed Care; Todd J. Vasos, 46, Executive Vice President—Chief Operating Officer; Roger L. Chelemedos, 45, Senior Vice President—Finance, Controller and Treasurer; Lawrence J. Gatta, Jr., 48, Senior Vice President—Chief Merchandising Officer; Michael M. Laddon, 55, Senior Vice President—Chief Information Officer; William J. Rainey, 61, Senior Vice President, General Counsel and Secretary; and Linda M. Watt, 51, Senior Vice President—Human Resources.

Steven F. McCann

Executive Vice President and Chief Financial Officer

Mr. McCann was named Executive Vice President and Chief Financial Officer of the Company in March 2005. Prior to that, he served as the Company’s Senior Vice President and Chief Financial Officer from April 2000 to March 2005 and as the Company’s Treasurer from April 2000 to May 2006.

Bruce E. Schwallie

Executive Vice President—Business Development and Managed Care

Mr. Schwallie was named Executive Vice President—Business Development and Managed Care of the Company in March 2005. Prior to that, he served as the Company’s Executive Vice President, Chief Merchandising Officer from August 2003 to March 2005, and the Company’s Senior Vice President—Pharmacy and Business Development from January 2002 to August 2003.

Todd J. Vasos

Executive Vice President—Chief Operating Officer

Mr. Vasos was named Executive Vice President—Chief Operating Officer of the Company in March 2008. Prior to that, he had served as the Company’s Senior Vice President—Chief Merchandising Officer from March 2005 to March 2008, and as the Company’s Senior Vice President—Marketing from December 2001 to March 2005.

Roger L. Chelemedos

Senior Vice President—Finance, Controller and Treasurer

Mr. Chelemedos joined the Company as Vice President, Corporate Controller in 2002 and was promoted to his current position as Senior Vice President—Finance, Controller and Treasurer in May of 2006.

Lawrence J. Gatta, Jr.

Senior Vice President—Chief Merchandising Officer

Mr. Gatta was named Senior Vice President—Chief Merchandising Officer of the Company in March 2008. Prior to that, he had served as the Company’s Group Vice President of Marketing since 2002.

Michael M. Laddon

Senior Vice President—Chief Information Officer

Prior to joining the Company in March 2003, from 2002 to 2003, Mr. Laddon was an independent consultant.

William J. Rainey

Senior Vice President, General Counsel and Secretary

Prior to joining the Company in March 2003, from 1996 to 2003, Mr. Rainey was Senior Vice President, General Counsel and Secretary at Payless ShoeSource, Inc. (now Collective Brands, Inc.), a shoe retailer.

Linda M. Watt

Senior Vice President—Human Resources

Linda Watt joined the Company as Senior Vice President, Human Resources in 2001.

GOVERNANCE OF THE COMPANY

Pursuant to the MGCL and our Company’s bylaws, our Company’s business, property and affairs are managed by or under the direction of our Board. Members of our Board are kept informed of our Company’s business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of our Board and its committees.

We have three standing committees of our Board: the Audit and Finance Committee, the Compensation Committee and the Governance and Nominating Committee. Our Board has adopted a charter for each of the three standing committees and Corporate Governance Guidelines (the “Guidelines”) to address significant corporate governance issues. We have also adopted a Code of Business Conduct and Ethics that is designed to help directors and employees resolve ethical issues in an increasingly complex global business environment. All of our corporate governance materials, including the Corporate Governance Guidelines, Code of Business Conduct and Ethics, and board committee charters, are published on our website at www.longs.com/governance.html. These materials are also available in print to any stockholder by writing to Longs Drug Stores Corporation, Attn: Corporate Secretary, 141 North Civic Drive, Walnut Creek, CA 94596. Please note that the information on our website is not incorporated by reference in this Information Statement.

Our Corporate Governance Guidelines provide that a majority of the members of the Board must meet the criteria for independence as required by the NYSE Listing Standards. The Governance and Nominating Committee reviews annually the relationships that each director has with our Company. Following such annual review, only those directors who our Board affirmatively determines have no material relationship with our Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our Company) are considered independent directors, subject to additional qualifications prescribed under the NYSE Listing Standards. In this regard, our Board has determined that Messrs. Barnes, Dashe, and Wagner, Ms. Dilsaver, Dr. Metz and Ms. Tanoue, constituting a majority of the directors, are independent in accordance with applicable law and the NYSE Listing Standards. In making that determination, the Board applied the following standards, in addition to any relevant facts and circumstances:

•

A director who is our employee, or whose immediate family member is one of our executive officers, is not independent until three years after the end of such employment relationship; provided, however,

that employment as an interim chief executive officer shall not disqualify a director from being considered independent following that employment.

•

A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from our Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation; provided, however, compensation received by a director for former service as an interim chief executive officer shall not be considered in determining independence.

•

A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of our Company is not “independent.”

•

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

•

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

In addition, each member of our three standing committees of our Board is independent under the NYSE Listing Standards, and each member of our Audit and Finance Committee also meets the independence requirements set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

After completion of the Offer and the election or appointment of CVS’ designees to the Board pursuant to the Merger Agreement, the Company will and reserves the right to avail itself of the “controlled companies” exception to Section 303A.01 of the NYSE Listing Standards as set forth in Section 303A.00 of the NYSE Listing Standards. Under this exception, neither the Board nor any of its committees (other than the Audit and Finance Committee) will be required to have a majority of independent directors.

Related Party Transactions

Our Guidelines include a policy for advance approval by the Governance and Nominating Committee of related party transactions or, when advance approval is not feasible, ratification of the related party transaction. The policy allows for a “standing pre-approval” mechanism and delineates certain pre-approved related party transactions.

Stockholder Communications with Members of the Board

The Board has established a process to receive communications from stockholders and other interested parties. Any stockholder or other interested party may contact our Board or individual members of our Board, including our Lead Director or our independent directors, by sending written or email communications to the care of the Corporate Secretary of our Company at Longs Drug Stores Corporation, 141 North Civic Drive, Walnut Creek, California 94596, or contactboard@longs.com. The Corporate Secretary of our Company will collect and forward a summary of such communications, as appropriate, to our board or specified board member.

Board of Directors’ Meetings, Committees and Fees

During the fiscal year ended January 31, 2008, our Board met seven times. During fiscal 2008, each director attended more than 75% of all meetings of the Board and the committees upon which he or she served. Board members are expected to attend our annual meetings. At our 2008 annual meeting of stockholders, eight members of our board and nominees for election to our board were present.

Audit and Finance Committee

Our Audit and Finance Committee operates pursuant to a written charter adopted and approved by our Board. The charter is available on our website at www.longs.com/governance.html.

The Audit and Finance Committee Charter requires that the Audit and Finance Committee be comprised of at least three members, all of whom shall satisfy the independence requirements of the NYSE and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 and be financially literate as determined by our Board in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to this committee. In addition, at least one member must be an “audit committee financial expert,” as defined by the SEC. The Audit and Finance Committee Charter also provides that the Audit and Finance Committee will consider at least annually whether the Company should rotate independent auditing firms. The current committee members are Leroy T. Barnes, Jr., who is the Chairperson, Murray H. Dashe, Evelyn S. Dilsaver, Mary S. Metz, Ph.D., and Donna A. Tanoue, all of whom meet the independence requirements of the NYSE and applicable laws. Our board determined that Messrs. Barnes and Dashe and Ms. Dilsaver are audit committee financial experts as defined by the rules of the SEC. Our Guidelines provide that members of the Audit and Finance Committee may not serve on the audit committees of the boards of directors of more than two other public companies at the same time as they are serving on our Audit and Finance Committee, unless our Board determines that such simultaneous service would not impair the ability of such member to effectively serve on our Audit and Finance Committee and we disclose such determination in our annual proxy statement. Leroy T. Barnes, Jr., the chair of our Audit and Finance Committee, serves on the audit committees of the boards of directors of three other public companies. Our board determined that such simultaneous service would not impair Mr. Barnes’ ability to effectively serve on our Audit and Finance Committee.

The Audit and Finance Committee Charter gives the committee the authority and responsibility for the appointment, compensation, retention and general oversight of our independent registered public accounting firm, including preapproval of all audit and non-audit services to be performed by our independent registered public accounting firm and resolution of any disagreements between management and the independent auditor regarding financial reporting. The Audit and Finance Committee Charter also gives this committee broader authority to fulfill its obligations under SEC and NYSE requirements. The Audit and Finance Committee meets with our management and our independent registered public accounting firm to review and discuss, among other topics: (A) major issues regarding accounting principles and financial statement presentation, including any major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of our financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements. This committee also meets periodically with our internal auditors to discuss, among other things, any issues that the internal auditor believes warrant audit committee attention. The Audit and Finance Committee examines, at least annually, the independence and quality control procedures of our independent registered public accounting firm and the experience and qualifications of the independent auditor’s senior personnel that are providing audit services to us. In addition, among its other responsibilities, the Audit and Finance Committee meets to review and discuss our annual and quarterly reports on Forms 10-K and 10-Q, including our disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations and our earnings releases before they are published. This committee met seven times during the fiscal year ended January 31, 2008. See the Report of the Audit and Finance Committee of this Annex A for more information.

Compensation Committee

The Compensation Committee Charter requires that the Compensation Committee be comprised of at least two directors as determined by our board, none of whom shall be an employee of our Company and each of whom shall (1) satisfy the independence requirements of the NYSE, (2) be a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and (3) be an “outside director” under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee’s Charter is available on our website at www.longs.com/governance.html. The current members of the committee are Anthony G. Wagner, who is the Chairperson, Murray H. Dashe, Evelyn S. Dilsaver and Donna A. Tanoue, all of whom meet the three independence requirements stated above. This committee met seven times during the fiscal year ended January 31, 2008.

The Compensation Committee has overall responsibility for our executive and director compensation policies and practices. See the “Compensation Discussion and Analysis” section of this Annex A for a detailed description of our compensation principles, components and other factors relating to executive compensation. The Compensation Committee’s functions include, but are not limited to:

•	determining the compensation of our Chief Executive Officer;

•

approving all other executive officers’ compensation, including salary and payments under our short-term incentive program, in each case based in part upon the recommendation of our Chief Executive Officer;

•	granting awards under our long-term incentive plans;

•	managing and periodically reviewing all of our annual bonus, long-term incentive compensation, stock option, employee retirement and benefit plans;

•	at least annually, reviewing our compensation philosophy; and

•	annually reviewing director compensation and recommending to the full board for approval the form and amount of director compensation.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been one of our officers or employees. No “compensation committee interlocks” existed during the period covered by this Information Statement.

Governance and Nominating Committee

The responsibilities of the Governance and Nominating Committee include:

•	identification of qualified candidates to become our Board members and CEO;

•	selection of nominees for election as directors at the next annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected;

•	selection of candidates to fill any vacancies on our Board;

•	development and recommendation to our Board of a set of corporate governance guidelines and principles applicable to our Company;

•	review and approval or ratification, if appropriate, of any transaction, arrangement or relationship with a related party, as provided in our corporate governance guidelines;

•	oversight of the evaluation of our Board, the Board committees and management, including our CEO; and

•	review of the effectiveness of the functioning of our Board and its committees.

This committee is to be comprised of at least three directors, all of whom (a) shall be “independent” as defined in the rules of the NYSE, and (b) shall have experience, in the business judgment of our board, that would be helpful in addressing the matters delegated to this committee. The Governance and Nominating Committee’s Charter is available on our website at www.longs.com/governance.html. The current members of this committee are Mary S. Metz, Ph.D., who is the Chairperson, Leroy T. Barnes, Jr., Murray H. Dashe and Anthony G. Wagner, all of whom meet the independence requirements of the NYSE.

When considering candidates for director, this committee takes into account a number of factors, including the following:

•	whether the candidate brings to our Board a variety of expertise, experience and diversity;

•	substantial experience in the business community or in the professional, public, academic or scientific communities;

•	conflicts of interest;

•	experience in corporate governance, experience in our industry and/or experience as a board member of another publicly-held company; and

•	whether the candidate is an employee or a former employee of our Company.

This committee will consider qualified candidates submitted by stockholders applying the criteria for candidates described above and considering the additional information referred to below. Stockholder recommendations may be submitted to our corporate secretary not less than 90 days prior to the annual meeting of stockholders and include, in addition to the information required by our bylaws:

•

if the recommending stockholder or any member of the recommending stockholder group is a natural person, whether the recommended director candidate is not the recommending stockholder, a member of the recommending stockholder group, or a member of the immediate family of the recommending stockholder or any member of the recommending stockholder group;

•

if the recommending stockholder or any member of the recommending stockholder group is an entity, whether the recommended director candidate or any immediate family member of the recommended director candidate has been an employee of the recommending stockholder or any member of the recommending stockholder group during the then-current calendar year or during the immediately preceding calendar year;

•

whether the recommended director candidate or any immediate family member of the recommended director candidate has, during the year of the nomination or the immediately preceding calendar year, accepted directly or indirectly any consulting, advisory or other compensatory fee from the recommending stockholder or any member of the group of recommending stockholders or any affiliate of any such holder or member, provided that compensatory fees would not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with such holder or any such member (provided that such compensation is not contingent in any way on continued service);

•

whether the recommended director candidate is an executive officer or director (or person fulfilling similar functions) of the recommending stockholder or any member of the recommending stockholder group, or of an affiliate of the recommending stockholder or any such member of the recommending stockholder group; and

•	whether the recommended director candidate controls the recommending stockholder or any member of the recommending stockholder group (or in the case of a holder or member that is a fund, an interested person of such holder or any such member as defined in Section 2(a)(19) of the Investment Company Act).

This committee met four times during the fiscal year ended January 31, 2008.

Executive Sessions

Independent directors meet regularly in executive sessions without management. An executive session of independent directors is held in conjunction with each regularly scheduled board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the board. All executive sessions of our independent directors are led by our Lead Director. Mr. Dashe has been our Lead Director since 2006.

AUDIT AND FINANCE COMMITTEE REPORT

The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Information Statement and irrespective of any general incorporation language therein.

The purpose of the Audit and Finance Committee is to assist our Board with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent registered public accounting firm’s qualifications and independence; and (iv) the performance of our internal audit function and independent registered public accounting firm. This committee is also directly responsible for the appointment of our independent registered public accounting firm.

The Audit and Finance Committee acts under a written charter adopted and approved by our Board. The charter is available on our website at www.longs.com/governance.html. Each member of the Audit and Finance Committee is “independent” as defined by the rules of the NYSE and meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

Our Board determined that directors Barnes, Dashe and Dilsaver are financial experts as defined by the rules of the SEC. The Audit and Finance Committee held seven meetings during fiscal 2008. The Audit and Finance Committee designed the meetings to, among other things, facilitate and encourage communication among this committee, management, internal auditors and our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”).

The Audit and Finance Committee oversees our financial reporting process on behalf of our Board. Management has the responsibility for the preparation, presentation and integrity of the financial statements as well as the financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. Deloitte is responsible for performing an independent audit of our annual financial statements, reviewing our quarterly financial statements and expressing an opinion on the conformity of the annual financial statements with generally accepted accounting principles. The Audit and Finance Committee’s responsibility is to monitor and review these processes. However, members of the Audit and Finance Committee are not professionally engaged in the practice of accounting or auditing, nor are they experts in the fields of accounting or auditing, including with respect to auditor independence. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and our independent registered public accounting firm. In fulfilling its oversight responsibilities, the Audit and Finance Committee1:

•	reviewed and discussed with management our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2008;

•

discussed with our independent registered public accounting firm matters required to be discussed with audit committees under auditing standards generally accepted in the United States of America, including, among other things, matters related to the conduct of the audit of our consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance);

•

received from our independent registered public accounting firm the written disclosures and the letter required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and discussed with our independent registered public accounting firm its independence from us;

[1]	As of January 31, 2008, the individuals listed below constituted the Audit and Finance Committee of the Company and performed the actions set forth in this section.

•	discussed with our internal and independent registered public accounting firm the overall scope and plans for their respective audits;

•

met with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of our internal controls;

•

reviewed and discussed the requirements of, and our Company’s compliance with, Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board’s Auditing Standard No. 2 regarding the audit of internal control over financial accounting; and

•	considered whether the provision by the independent registered public accounting firm of non-audit services is compatible with maintaining the independence of the registered public accounting firm.

In reliance on the reviews and discussions referred to above and subject to the limitations on our role and responsibilities referred to in the Audit and Finance Committee Charter, the Audit and Finance Committee recommended to our Board that our audited financial statements be approved and included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2008 filed with the SEC. The Audit and Finance Committee’s recommendation was considered and approved by the Board. The Audit and Finance Committee has selected Deloitte as our independent registered public accounting firm for the fiscal year ending January 29, 2009.

Leroy T. Barnes, Jr., Chairperson

Murray H. Dashe

Evelyn S. Dilsaver

Mary S. Metz, Ph.D.

Harold R. Somerset

Donna A. Tanoue

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned as of August 14, 2008 by:

•	each person or group known by the Company, based on filings pursuant to Section 13(d) or (g) under the Exchange Act, to own beneficially more than 5% of the outstanding shares of our common stock;

•	each director;

•	Messrs. Bryant, McCann, Rainey and Schwallie; and

•	all directors and executive officers as a group.

All information is as of August 14, 2008, except as otherwise noted.

	Shares Beneficially Owned
Beneficial Owner(1)	Common Shares Currently Held(2) (a)	Common Shares That May Be Acquired Within 60 Days of the August 14, 2008(3) (b)	Total Beneficial Ownership (a)+(b)	Percent of Class(4)
Advisory Research, Inc.(5) 180 North Stetson Street, Suite 5500 Chicago, Illinois 60601	3,708,067	—	3,708,067	10.3%

Pershing Square Capital Management L.P.(6) 88 Seventh Avenue, 42nd Floor New York, New York 10019	3,137,659	—	3,137,659	8.7%

AXA Financial, Inc.(7) 1290 Avenue of the Americas New York, New York 10104	2,088,134	—	2,088,134	5.8%

Leroy T. Barnes, Jr.	7,649	—	7,649	*
Warren F. Bryant	213,079	465,000	678,079	1.8%
Murray H. Dashe	6,849	—	6,849	*
Evelyn S. Dilsaver	2,323	—	2,323	*
Steven F. McCann	74,449	218,500	292,949	*
Mary S. Metz, Ph.D.	7,534	—	7,534	*
William J. Rainey	55,917	4,375	60,292	*
Bruce E. Schwallie	74,166	46,050	120,216	*
Donna A. Tanoue	12,428	—	12,428	*
Anthony G. Wagner	8,149	—	8,149	*
All directors and executive officers as a group (15 persons)	671,725	808,925	1,480,650	4.0%
401(k) Plan(8)	4,344,983	—	4,344,983	12.1%

*	Less than one percent.
(1)	The address for all beneficial owners of more than five percent of our stock is P.O. Box 5222, Walnut Creek, California 94596-1222, unless noted otherwise. Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Securities and Exchange Commission.
(2)

For each of our directors and persons named in the Summary Compensation Table of this Annex A, the shares listed in this column include (i) shares of restricted stock over which he or she has sole voting power but no investment power as follows: 2,607 shares for Mr. Barnes; 107,897 shares for Mr. Bryant; 2,340 shares for Mr. Dashe; 1,295 shares for Ms. Dilsaver; 30,159 shares for Mr. McCann; 2,607 shares for Dr. Metz; 25,219 shares for Mr. Rainey; 27,559 shares for Mr. Schwallie; 2,170 shares for Ms. Tanoue; 2,607 shares for Mr. Wagner; and 326,982 shares for all directors and executive officers as a group; and (ii) shares held pursuant to the Company’s 401(k) Plan (see footnote 7) as follows: 684 shares for Mr. Bryant; 977 shares for Mr. McCann; 648 shares for Mr. Rainey; 836 shares for Mr. Schwallie; and 7,600 shares for all executive officers as a group. Otherwise, each director or executive officer has sole voting and investment power over the shares reported in accordance with SEC rules, subject to community property laws where applicable.

(3)	Includes shares represented by vested, unexercised options as of August 14, 2008, and options that are scheduled to vest within 60 days of August 14, 2008. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(4)	Based on 36,007,597 shares outstanding on August 14, 2008.
(5)	Pursuant to a Schedule 13G filed on February 14, 2008, Advisory Research, Inc., in its capacity as an investment advisor, reported that it has sole voting and dispositive power for 3,708,067 shares.
(6)	Pursuant to a Schedule 13D Amendment filed on August 13, 2008, Pershing Square Capital Management L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman (“Pershing”) reported it had shared voting power and beneficial ownership of 3,137,659 shares. In addition, Pershing reported having economic exposure to approximately 6,094,996 notional shares under certain cash-settled total return swaps.
(7)	Pursuant to a Schedule 13G filed on February 14, 2008, AXA Financial, Inc., in its capacity as an investment advisor, reported that it has sole voting power for 923,813 shares and sole dispositive power for 2,088,134 shares.
(8)	Merrill Lynch Trust Company of California is trustee of the 401(k) Plan. A plan member votes shares allocated to the plan member’s account. Shares that are not allocated to a plan member’s account and shares that are allocated to a plan member’s account but for which the trustee does not receive timely voting instructions are voted by the trustee in the same proportion as those shares which the trustee properly receives directions. On August 14, 2008, there were 18,156 unallocated shares in the plan. Participants in the 401(k) Plan have the right to direct the trustee as to the voting of the shares of our common stock that have been allocated to their respective stock accounts and as such have voting power with respect to these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC reports of ownership and changes in ownership of the Company’s common stock. Directors, executive officers and greater than ten percent stockholders are required by SEC regulations to furnish us with a copy of all Section 16(a) forms they file.

The Company’s information regarding compliance with Section 16(a) is based solely on a review of the copies of these reports furnished to us or written representations to the Company by its executive officers, directors and greater than ten percent beneficial owners. The Company believes that during fiscal year 2008, all directors, executive officers and greater than ten percent beneficial owners complied with the Section 16(a) requirements.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy of the Executive Compensation Program

The Compensation Committee oversees the Company’s compensation programs with the purpose of building programs that are structured to attract, retain and motivate our executive officers to produce superior performance over both the short term and the long term. In compensating our executive officers, our policy has been to employ a compensation program under which our executive officers are paid competitive base salaries and under which a significant portion of compensation is tied to our short-term and long-term performance. The Compensation Committee believes this approach is a key factor in attracting and retaining the best possible leadership and provides an appropriate incentive to senior management to continually strive to increase our profitability and stockholder value. The Committee believes that its executive compensation programs promote the advancement of the Company’s business strategy as well as align the interests of executives and stockholders.

Determining Executive Compensation

Our executive officers have been instrumental in leading the successful performance of the Company, and we have structured our compensation programs to be competitive in the marketplace. In determining the total compensation of our executive officers, the Compensation Committee considers appropriate factors such as the elements and value of similar incentive awards provided to the executive officers at comparable companies; our performance and relative stockholder return; and the awards previously provided to the applicable executive officer, with no predetermined weighting. Each year, the Compensation Committee reviews tally sheets detailing all compensation for the Chief Executive Officer and other executive officers, including compensation potentially payable in the event of termination or change in control. We also annually evaluate the performance of each of our executive officers and use this as one of our considerations in determining changes to our compensation programs to ensure they are properly aligned. Our total compensation offering is heavily weighted towards pay-for-performance with cash bonus and equity awards dependent on operating results. Awards under our long-term incentive program are currently delivered in performance-based restricted stock. Equity awards are a significant component of total compensation because we believe that equity-based compensation aligns the interests of management with the interests of stockholders. As discussed below, we have adopted stock ownership guidelines for our executive officers as well as our directors to further reinforce this alignment. By including a mix of compensation heavily weighted with performance-based cash and equity awards, we believe that executive officers are motivated to achieve strategic business objectives by performing at the highest levels each year. Our performance-based plans are designed such that if business results are substandard, executive officers may receive little or no variable compensation. Conversely, if business results are superior, compensation may be in excess of target levels. The Compensation Committee believes that another important aspect of our incentive programs are that they are self-funding in that performance against the targets is measured after the deduction of incentive payments.

Our compensation design balances annual and long-term incentive awards to align with short and long-term business goals, respectively. At the target level of performance, annual and long-term incentive awards are designed to constitute a significant percentage of an executive’s total core compensation. The chart below is representative of the overall pay mix for our Chief Executive Officer and other named executive officers in fiscal 2009. The percentages are based on current salary, target annual and long-term incentive compensation and estimated value of perquisites. Shaded areas indicate the compensation elements linked to achieving performance goals.

Role of Compensation Committee. The Compensation Committee has overall responsibility for determining executive compensation and ensuring that compensation is in accordance with the compensation philosophy described above. For further information on the Compensation Committee, refer to the section titled “Compensation Committee” on page 9.

Role of Compensation Consultants. The Compensation Committee regularly engages compensation consultants as advisors in its assessment of executive compensation. In connection with setting executive compensation for fiscal year 2008, Towers Perrin and Mercer Human Resource Consulting, both internationally recognized compensation consulting firms, were retained to advise on competitive market trends in executive compensation, provide compensation recommendations for our Chief Executive Officer and other executives, and provide guidance on corporate governance matters relating to executive compensation. Mercer advised on Chief Executive Officer compensation, and Towers Perrin advised on compensation for the other executive officers. In addition to advising on Chief Executive Officer compensation, Mercer has advised Longs with respect to health benefit program design since fiscal year 2005. Beginning in August 2007, the Compensation Committee decided to rely primarily on Towers Perrin for future advice regarding executive compensation.

Towers Perrin developed compensation reviews using a peer group of retailers with similar annual revenues to ours and published compensation market data for other retailers. It used these reviews to compare Longs’ executive base pay, short-term incentive, long-term incentive and benefit programs with those offered by the peer groups of retailers.

Benchmarking Executive Compensation. In connection with setting executive compensation for fiscal year 2008, Towers Perrin and Mercer developed compensation reviews using a peer group of retailers with annual revenues similar to ours and published compensation market data for other retailers. The consultants used these reviews to compare Longs’ executive base pay, short-term incentive, long-term incentive and benefit programs with those offered by the peer groups of retailers. For benchmarking fiscal year 2008 compensation levels, the peer group of companies identified by Towers Perrin and Mercer and approved by the Compensation Committee for the compensation review were:

• Barnes & Noble, Inc.	• RadioShack Corporation

• Bed Bath & Beyond Inc.	• The Sherwin-Williams Company

• Borders Group, Inc.	• Whole Foods Market, Inc.

• Dollar Tree Stores, Inc.	• Williams-Sonoma, Inc.

• Family Dollar Stores, Inc.

At the time this data was presented by our consultants, Longs’ revenue ranked in the 37th percentile relative to this peer group.

For fiscal year 2009, the Compensation Committee, with the assistance of Towers Perrin, reviewed the peer companies. As a result, a revised peer group was developed that was comprised of retail companies with annual revenues similar to Longs. For benchmarking fiscal year 2009 compensation levels, the peer group of companies recommended by Towers Perrin and approved by the Compensation Committee for the compensation review were:

• Barnes & Noble, Inc.	• The Great Atlantic & Pacific Tea Company, Inc.*

• Bed Bath & Beyond Inc.	• Ingles Markets, Inc.*

• Big Lots, Inc.*	• Pathmark Stores, Inc.*

• BJ’s Wholesale Club, Inc.*	• RadioShack Corporation

• Borders Group, Inc.	• Retail Ventures, Inc.*

• Collective Brands, Inc.*	• Ross Stores, Inc.*

• Dick’s Sporting Goods, Inc.*	• Spartan Stores, Inc.*

• Dollar Tree Stores, Inc.	• Weis Markets, Inc.*

• Family Dollar Stores, Inc.	• Williams-Sonoma, Inc.

• Foot Locker, Inc.*

*	Added to peer group as companies that generally met the criteria for peer group selection.

Whole Foods Market, Inc. and The Sherwin-Williams Company were removed from the peer group as they were not viewed as sufficiently meeting the criteria for selection. At the time the peer group was reviewed for fiscal year 2009 benchmarking, Longs’ revenue ranked in the 65th percentile relative to this peer group. The Compensation Committee expects to periodically review the list of peer companies, especially in light of the strong growth in the pharmacy management services business operated by our subsidiary, RxAmerica L.L.C. (RxAmerica).

We did not include other drug retailers such as Walgreens, CVS and Rite-Aid in the peer group because their respective revenues were significantly greater than ours, and compensation for companies such as these is typically greater than companies with revenues similar to Longs. By excluding these much larger retailers, the summarized peer group of company data more closely represented Longs’ competitive market on a revenue basis. In addition to compensation data for the peer group described above, Towers Perrin also provides retail industry survey information as a reference. This survey information is adjusted to reflect the sales revenue of Longs through the application of regression analysis. Towers Perrin does not provide the Compensation Committee with a list of the companies included in the survey and, in light of the broad basis of the survey, the Compensation Committee does not believe the list is needed. We recognize the risk of our executive officers leaving Longs to join a larger retailer for more compensation opportunity and, as such, our consultants provided the Compensation Committee with a supplemental review of executive compensation at CVS Corporation, The Kroger Co., Rite Aid Corporation, Safeway Inc. and Walgreen Co., our primary drug retailing and executive talent competitors. Compensation data from these companies is not regression-adjusted to provide clear insight to their compensation practices. As described in the compensation elements below, we offer a competitive mix of short-term and long-term incentives, including equity, which enhances the reward opportunities based on the performance and retention aspects of our compensation programs. Because published market data comes from retailers with a wide range of revenues, the data is regression-adjusted. Regression is a statistical calculation used to normalize compensation data when source data includes information from companies of materially different sizes, which in our situation is measured in annual revenue. This analysis was conducted by Towers Perrin and was used to compare how the Company’s executive officers’ compensation levels compared to other retail companies. Each compensation element is measured against the 25th, 50th, and 75th percentiles of the peer group of companies, and similar statistics are provided for the reference published market data. The Compensation Committee evaluates total compensation in comparison to the range of the market for each pay component, however, the Committee uses significant judgment to determine exact pay levels necessary to attract and retain executives. In exercising its judgment, the Committee looks beyond the competitive data and places significant weight on individual responsibility, compensation history, future potential, fairness and retention risk. As such, executives with significant experience and responsibility, who consistently demonstrate exemplary performance, are generally paid more than median market rates set for their positions, while less experienced executives may be paid less than median market rates.

The analysis prepared by Towers Perrin indicated that, overall, our executive officers’ actual total cash compensation was slightly below median and total direct compensation was above the 75th percentile. Total cash compensation includes base salary and short-term incentive payout, and total direct compensation includes base salary, short and long-term incentive payouts. The Committee closely reviewed the base salary and incentive payments for executives in instances where the competitive cash compensation market data varied significantly above or below the median. As a result of this review, the Committee concluded that relative to position scope, experience and individual performance the compensation levels were appropriate. The Committee determined that total direct compensation was appropriate given that short-term and long-term incentives are performance-based and payouts reflected results.

Along with the data gathered from peer companies and the published market data, the Compensation Committee receives input from the Chief Executive Officer on the individual performance and contribution level for each officer which is considered when determining targeted compensation.

Role of Executive Officers in Executive Compensation. The compensation arrangements for our Chief Executive Officer were established in executive sessions of our Compensation Committee in keeping with the compensation philosophy described in this report. For executive officers other than the Chief Executive Officer, the Compensation Committee received the recommendation of the Chief Executive Officer. Within Longs, the Compensation Committee is also supported by our Human Resources and Law departments. Longs’ Senior Vice President, General Counsel and Secretary as well as its Senior Vice President, Human Resources support the Committee Chair by preparing meeting agendas and materials along with attending meetings. Longs’ Senior Vice President, General Counsel and Secretary also acts as the secretary for the Compensation Committee. In addition, the Chief Executive Officer and Chief Financial Officer are involved in developing performance goal recommendations for the annual and long-term incentive plans, subject to review and approval by the Compensation Committee.

Role of Governance and Nominating Committee. The Compensation Committee meets in a joint executive session with the Governance and Nominating Committee to review Mr. Bryant’s performance prior to establishing his compensation for the year.

Compensation Components

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal year 2008, as well as the other individuals included in the Summary Compensation Table below, are referred to in this Information Statement as the “named executive officers.” Compensation for the named executive officers is broken out into the following components:

Base Salary. Base pay is a critical element of executive compensation because it provides executives with a stable base level of biweekly income. During fiscal year 2008, base annual salaries for our executive officers were set at levels that the Compensation Committee believes, based on input from Towers Perrin and Mercer, recognized their roles and responsibilities and were competitive with our relevant peer group of companies. We intend to benchmark our executive officers’ base annual salaries each year against a relevant peer group of companies in order to continue to attract and retain qualified executive officers. In addition to compensation market data, the Compensation Committee also considers individual executives’ position scope and accountability, experience level and overall performance when determining base salary. Base salaries for the following named executive officers were increased in March 2008:

Executive	Title	Fiscal Year 2009 Salary
Warren F. Bryant	President & Chief Executive Officer	$925,000
Steven F. McCann	Executive Vice President & Chief Financial Officer	$465,000
Bruce E. Schwallie	Executive Vice President—Business Development & Managed Care	$460,000
William J. Rainey	Senior Vice President, General Counsel & Secretary	$443,000

Salaries may be increased for promotions, other increases in responsibility, or discretionary adjustments during the year.

Short-Term Incentives. Under the 2003 Executive Incentive Plan, executive officers can earn an annual incentive based on our achievement of predetermined objective financial criteria established annually by the Compensation Committee. The 2003 Executive Incentive Plan is designed to produce compensation that the Compensation Committee believes is fair and competitive for senior management when compared against our relevant peer group of companies. Incentive payments under this plan may be made not only in cash, but also in our stock or options to purchase our stock, as determined by the Compensation Committee. Short-term incentives are a key component of the total compensation offering and are designed to reward executives for achieving annual financial performance goals. To date, all payments under this program have been made in cash. We have used cash as the payment form to enhance the total cash opportunity for our executives, which we believe strengthens our ability to attract talented leaders.

Each of our executive officers is assigned a “target incentive” at the beginning of the fiscal year, expressed as a percentage of his or her base salary. The target incentives are established after evaluating job responsibilities and compensation market data. In fiscal year 2008, the target incentive was 80% of base salary for our Chief Executive Officer and 60% of base salary for our other executive officers. In fiscal year 2007, the short-term incentive target for our Chief Operating Officer was 60% of her base salary and all other executive officers’ short-term incentive targets were 50% of their base salaries. Based on competitive market data presented to the Compensation Committee and consideration relative to the roles of the officers, the Committee adjusted the short-term incentive target for all executive officers (excluding our Chief Executive Officer) to 60% of their respective base salaries. For fiscal year 2009, the target incentive for the Chief Executive Officer was increased to 90% of his salary. Our overall executive compensation program is primarily performance based. Utilizing our independent outside compensation consultant, we monitor the competitiveness of our total compensation programs to ensure each is structured to deliver compensation commensurate with resulting performance. Target incentives are measured against the 25th, 50th, and 75th percentiles of the peer group of companies and the published market data. For more details, refer to the section entitled “Benchmarking Executive Compensation” on page 22. If the specific financial objectives are not met, incentives are determined as a declining percentage of target incentives depending on the extent of the shortfall. Minimum objectives must be achieved before any incentive tied to a particular financial objective is awarded to an executive officer. No incentive is paid under the 2003 Executive Incentive Plan if our Company is under the minimum thresholds for all three objectives. If each specific financial objective is met, each executive officer’s incentive is equal to the target incentive. If financial objectives are exceeded, then each executive officer can earn an incentive in excess of the target incentive determined as an increasing percentage of the target incentive, depending on the extent that performance is in excess of the target. We design payouts to be self-funding from the increased earnings resulting from the higher performance results. In fiscal year 2008, the maximum incentive opportunity was two and one-half times the target incentive for our Chief Executive Officer and two times the target incentive for other executive officers.

The specific financial objectives used to determine incentive compensation for fiscal year 2008 were:

•

operating income (before incentive compensation, profit sharing, stock-based compensation and workers’ compensation expenses) adjusted for provisions for store closures, asset impairments, legal settlements, tax projects, unusual items, accounting changes, and similar items;

•	front-end same-store sales growth; and

•	prescription count growth.

Operating income is used and given the greatest weight because of its direct correlation with how we have performed relative to our key annual financial goals, including earnings per share and operating income itself. Operating income reflects the performance of both our retail business and our pharmacy benefit service business operated by RxAmerica. Any and all adjustments to the operating income incentive measure are approved by the Compensation Committee. Front-end same-store sales and prescription count growth are key elements for measuring our organization’s effectiveness in growing and operating our core retail business. By linking our short-term incentives to these two key growth elements, we feel that our plan is appropriately balanced between annual operating income and continued growth. These three financial objectives with the same respective weightings have been used by the Company since fiscal year 2004. However, for fiscal 2008, the Compensation Committee limited payout opportunity under front-end same-store sales growth and prescription count growth objectives such that payout under these two objectives may not exceed target unless Company operating income is at or above target.

In connection with approving performance incentive targets as well as minimum and maximum thresholds, the Compensation Committee reviews and discusses with both management and the full Board our business plan and its key underlying assumptions, expectations under then existing and anticipated market conditions, and the opportunity to enhance stockholder value, and then establishes the performance targets and thresholds for the year. Generally, the Committee attempts to set the targets and thresholds such that the relative difficulty of achieving each is consistent from year to year.

In the fiscal years following the adoption of the 2003 Executive Plan, we have paid the following percentages of target bonus to our named executive officers:

Short-Term Incentive Resulting Payout Percentage History

	Fiscal Year
	2008	2007	2006	2005	2004	Average Position
	Resulting Percentage Payout of Target (%)
President and Chief Executive Officer	91.7	94.5	177.2	102.6	23.8	98.0
Other Named Executive Officers	91.5	92.9	144.7	92.2	23.8	89.0

Resulting payouts for each year correlated with the Company’s financial performance with respect to operating income, front-end same-store sales growth and prescription count growth for that year.

In fiscal year 2008:

•	Operating income was slightly above the target set by the Compensation Committee resulting in a payout above one-hundred percent (100%) of target for this component.

•

While the front-end same-store sales growth exceeded the minimum performance threshold, it did not meet the target. Therefore, this component of the plan paid out less than one-hundred percent (100%) of target.

•	Prescription count growth was below the target, and therefore, this component of the plan paid out less than one-hundred percent (100%) of target.

The specific financial objectives and weighting that will be used to determine incentive compensation for fiscal year 2009 will be the same as those used in fiscal year 2008. The target and thresholds for operating income, front-end same-store sales growth, and same-store prescription count growth have been set to reflect the fiscal year 2009 annual business plan, as approved by our Board. The Committee intends to continue to evaluate the objectives and weighting for future incentive programs as its business and strategic goals evolve.

In its sole discretion, the Compensation Committee has the authority to reduce or eliminate the amount of incentive otherwise payable to an executive and may choose to exercise this discretion for performance or other reasons. The Committee has not used this authority on previously calculated incentives.

We have no formal policy to recover payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of payment. The Compensation Committee would consider this issue on an as-needed basis. In addition, pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial statements as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be required to reimburse us for any incentive-based or equity-based compensation they receive during the 12-month period following the first issuance of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of our securities during this 12-month period.

The Committee may award discretionary bonuses in order to recognize outstanding individual performance or to assist in retention of key talent.

Long-Term Incentives. We believe that long-term performance of the Company is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of equity-based awards.

Our equity programs are intended to motivate executive officers to improve the long-term performance of our common stock, and we therefore believe that performance-based equity compensation helps create a vital long-term partnership between our executive officers and stockholders. Equity awards are granted to our executives under our Amended and Restated 1995 Long-Term Incentive Plan. Awards under the plan can include restricted stock, stock options, performance shares and stock appreciation rights. Historically, we have granted stock options and restricted stock under the plan to, among others, executive officers, key general office employees and key store employees. The Compensation Committee determines the target number of shares based on competitive market data, internal equity among executives and general level of responsibility of the participant. The Compensation Committee also considers subjective factors on a case-by-case basis, as it believes to be in our stockholders’ best interests. Other than in connection with our multi-year Performance-Based Restricted Stock Grant program, as described below, no other named executive officer received grants of equity-based awards in fiscal year 2008. Restricted stock awards serve to directly tie compensation to our performance and stockholders since an increase in the stock price results in a benefit to the holder of our restricted stock. In addition, because our restricted stock generally vests over time and requires the holder to remain employed by us in order for vesting to occur, this form of compensation is intended to assist us in retaining our executive officers in order to sustain positive performance on a multi-year basis.

We strengthened the alignment of equity award opportunities under the long-term incentive plan with the interests of our stockholders beginning in fiscal year 2007 by extending the performance measurement period from one year to two years of financial performance with vesting beyond the performance period. The Compensation Committee specified a two-year performance period to provide a greater link between long-term sustained performance and stockholder value while increasing executive retention aspects of the program. The chart below illustrates the timing of performance and vesting of our multi-year plan:

Details of the fiscal year 2008 program are described below.

On March 22, 2007, the Compensation Committee approved our fiscal year 2008 Performance-Based Restricted Stock Grant program for executive officers. This program provides our executive officers with the opportunity to receive restricted stock grants based on the achievement of certain annual earnings per share goals for our Company’s fiscal year 2008 and combined fiscal year 2008 and 2009 results. In connection with approving the earnings per share goals, the Compensation Committee reviews and discusses with both management and the full Board our business plan and its key underlying assumptions, expectations under then existing and anticipated market conditions and the opportunity to increase stockholder value and then establishes the earnings per share goal under the program. If the specific earnings per share goal is not met, awards are determined as a declining percentage of target depending on the extent of the shortfall. The Compensation Committee established a minimum earnings per share threshold which must be achieved before any awards are granted to an executive officer. No award is granted under the fiscal year 2008 incentive program if our Company performs below the minimum earnings per share threshold. If the earnings per share goal is exceeded, then each executive officer can earn an award in excess of the target determined as an increasing percentage of the target award, depending on the extent of the performance in excess of the target. In fiscal year 2008, the maximum award opportunity was two times the target award for our Chief Executive Officer and other executive officers. Forty percent (40%) of the target number of performance based restricted shares is linked to the fiscal year 2008 goal and sixty percent (60%) is linked to the combined fiscal year 2008 and 2009 goals. Earnings per share results are adjusted for certain financial items such as provisions for store closures, asset impairments, legal settlements, tax projects, extraordinary or unusual items, discontinued operations, accounting changes, and similar items. All adjustments are approved by the Compensation Committee. We believe that a two-year performance-based equity program linked to earnings per share and requiring multiple years of vesting if any grants are made links executive compensation with stockholders’ interests and supports executive retention. We use earnings per share as the measurement of performance as we believe earnings per share reflect performance of management towards overall financial goals and that improvement in the measure will generally increase the value of stockholder investments in the Company.

The following table summarizes our long-term compensation program over the past five years. Prior to fiscal year 2004, we used time-vested equity to compensate executives for long-term incentives.

Performance Based Long-Term Incentive Plan Payout History

Fiscal Year	Performance Period	Performance Measure	Weighting	Actual Payout
2008	Fiscal 2008	EPS	40%	194	%(1)
	Combined Fiscal Year 2008 and 2009		60%		(2)
2007	Fiscal Year 2007	EPS	40%	200	%(3)
	Combined Fiscal Year 2007 and 2008		60%	200	%(3)
2006	Fiscal Year 2006	EPS	100%	300%
2005	Fiscal Year 2005(4)	N/A	N/A	N/A
2004	Fiscal Year 2004	LDG Stock Price	100%	33%

(1)	33% of award vests upon certification of performance results, 33% after one year and 34% after two years.
(2)	Payout percentage will be determined after the completion of fiscal year 2009.
(3)	25% vests upon certification of performance results, 25% after one year and 50% after two years.
(4)	Executives received time-vested stock option grants in fiscal year 2005.

Resulting payouts for each year correlated with Company earnings per share performance for each period.

The performance-based restricted stock grant targets for each named executive officer under the fiscal year 2008 Performance-Based Restricted Stock Grant program are set forth in the tables below. The target grants in the table titled “Award Opportunity Based on Combined Fiscal Year 2008 and 2009 Performance” are grants executives may receive in addition to the grants set forth in the table titled “Award Opportunity Based on Fiscal Year 2008 Performance” under the 2008 Performance-Based Restricted Stock Program. The target grants in the table titled “Award Opportunity Based on Combined Fiscal Year 2007 and 2008 Performance” are grants executives may receive under the fiscal year 2007 Performance-Based Restricted Stock Program.

The Company shares awarded at the end of the 2008 performance period were greater than the target because the earnings per share performance for fiscal year 2008 exceeded the target. The Company shares awarded to each named executive officer is set forth in the table below, and the shares will vest in accordance with the following schedule: one-third of the total shares earned vested on March 3, 2008, the date on which the Compensation Committee certified the achievement of the performance goals, an additional one-third of the total shares earned shall vest on January 29, 2009, and the remaining one-third of the total shares earned shall vest on January 28, 2010.

Award Opportunity Based on Fiscal Year 2008 Performance

Participant	Performance Based Restricted Stock Grant Targets	Actual Performance Based Restricted Stock Shares Granted
Warren F. Bryant	18,000	34,920
Steven F. McCann	5,200	10,088
Bruce E. Schwallie	5,200	10,088
Karen L. Stout	5,200	10,088
William J. Rainey	4,400	8,536

Award Opportunity Based on Combined Fiscal Year 2008 and 2009 Performance

Participant	Performance Based Restricted Stock Grant Targets	Actual Performance Based Restricted Stock Shares Granted
Warren F. Bryant	27,000	Awards, if any, will be determined upon the Compensation Committee certification of the combined results after fiscal year 2009.
Steven F. McCann	7,800
Bruce E. Schwallie	7,800
William J. Rainey	6,600

The Company shares awarded at the end of the combined fiscal year 2007 and 2008 performance period were more than the targets because the earnings per share performance for the combined period exceeded the target. The Company shares awarded to each named executive officer is set forth in the table below, and the shares will vest in accordance with the following schedule: 25% of the total shares earned vested on March 3, 2008, the date on which the Compensation Committee certified the achievement of the performance goals, an additional 25% of the total shares earned is scheduled to vest on January 29, 2009, and the remaining 50% of the total shares earned is scheduled to vest on January 28, 2010.

Award Opportunity Based on Combined Fiscal Year 2007 and 2008 Performance

Participant	Performance Based Restricted Stock Grant Targets	Actual Performance Based Restricted Stock Shares Granted
Warren F. Bryant	39,000	78,000
Steven F. McCann	10,800	21,600
Bruce E. Schwallie	9,600	19,200
Karen L. Stout	10,800	21,600
William J. Rainey	9,000	18,000

Karen L. Stout left the Company in March 2008 and is not eligible for vesting after the date of her departure or any grants under the fiscal year 2008 Performance-Based Restricted Stock Grant program for performance relating to combined fiscal year 2008 and 2009 results.

The Company retains dividends paid on restricted shares, and when the restricted shares vest, pays the retained dividends thereon, plus interest earned by investment of dividends, to the recipient.

In its sole discretion, the Compensation Committee has the authority to reduce or eliminate the number of shares awarded to an executive. The Committee has not used this authority on previously calculated awards.

Other Compensation. Our use of perquisites as an element of compensation is limited and is largely based on the historical practices and policies of our Company. We do not view perquisites as a significant element of our compensation structure but do believe that they can be used in conjunction with our other components of compensation to attract, motivate and retain individuals in a competitive environment.

Insurance Premiums. Our named executive officers, along with a broader group of key employees including all vice presidents and district managers, are reimbursed for the portion of their health insurance premiums deducted from their paychecks. Our Chief Executive Officer is also reimbursed for the cost of supplemental disability and life insurance coverage as defined by his employment agreement. These benefits are intended to be competitive with the marketplace in order to attract and retain talented leaders.

Executive Medical Program. The executive medical plan reimburses executive officers for their out-of-pocket expenses resulting from the difference between the full cost of health care and the amount reimbursed under Longs’ health care plans. This includes medical, prescription drugs, dental and vision care. The annual maximum payable is ten percent of the executives’ gross income up to $25,000 per calendar year for the employee and covered family members. The lifetime maximum benefit is $1,000,000. This program is offered to a broad group of key employees, including all Vice Presidents and District Managers, and is intended to be competitive in the marketplace in order to attract and retain talented leaders.

Car Allowance. Our named executive officers receive a car allowance or may be assigned a Company leased vehicle if, based on job duties, they meet minimum business mileage driving requirements. Our broader employee base is offered the same opportunity to use a Company leased vehicle if they meet the same business mileage driving requirements.

Retirement Program. Employees were eligible to participate in the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan through December 31, 2007. The Plan had a 401(k) component under which employees could make voluntary contributions. There was also a profit sharing component under which Longs could make discretionary contributions. Employees who made 401(k) contributions and completed 90 days of employment received discretionary matching Company contributions into their 401(k) account equal to 25 cents for every dollar contributed to a maximum of $2,000 annually. Participants were also eligible for a profit sharing benefit funded entirely by the Company. Company match and profit sharing contributions were made in the form of cash or Longs common stock. All contributions by the employee or the Company, whether in the form of a 401(k) match or profit sharing contributions, were immediately vested.

Effective January 1, 2008, this plan was amended and renamed. The new plan, The Longs Drug Stores California, Inc. 401(k) Plan, is intended to satisfy the safe harbor contribution requirements under the Internal Revenue Code for the plan year beginning January 1, 2008. The new match formula will provide a dollar-for-dollar match on the first 3% of participant contributions measured each payroll period and fifty cents for each dollar on the next 2% of participant contribution for the same payroll period. There is no profit sharing component in the new plan.

Severance and Change in Control Arrangements

Our named executive officers have severance and change in control agreements with the Company. The Committee periodically reviews severance and change in control arrangements and plans to review these arrangements again in fiscal year 2009. The Committee believes these arrangements are reasonable in light of the fact that similar agreements are regularly offered to senior executives. Change in control agreements, in particular, are intended to protect income for executives who would likely be involved in decisions regarding and/or successful implementation of change in control activity and at risk for job loss in the event of a change in control. We believe the change in control agreements preserve morale and productivity and encourage retention in the face of rumored or actual change in control of the Company. In addition, in light of our strategic initiatives as well as our competitive landscape with much larger drug retail competitors, these arrangements are part of the compensation package needed to attract and retain talented executives.

Our change in control agreements include tax restoration payments to the extent that any payments or benefits are subject to an excise tax under the Internal Revenue Code. Our severance and change in control provisions for the named executive officers are summarized below under the heading “Potential Payments upon Termination or Change in Control” beginning of this Annex A.

Stock Ownership

Non-employee directors and Company executives at the senior vice president and higher level are subject to the following guidelines. Each non-employee director and Company executive is encouraged to achieve and maintain the applicable level of Company stock ownership shown below utilizing the methodology described:

Position	Value of Company Stock
Non-Employee Director	3x Non-Employee Director Annual Cash Retainer
Chairman and/or CEO and/or President	3x Base Salary
Executive or Senior Vice President	2x Base Salary

To achieve these stock ownership objectives, each such non-employee director and Company executive is expected to retain 75% of his or her profit shares acquired upon exercise of options, vesting of restricted stock or receipt of performance shares during the time he or she occupies the position indicated. “Profit shares” are the shares acquired through the exercise of options to purchase Company stock, the vesting of restricted stock or the earning of performance shares, in each case that are equal in value on the date of acquisition to the excess of the fair market value of such shares on the date of acquisition over any exercise price and taxes paid or to be paid as a result of the exercise of such options or receipt of such restricted stock or performance shares. Non-employee directors and Company executives are not required to retain shares purchased with their own resources, shares acquired prior to becoming a director or executive, or shares acquired as the result of the exercise of options granted prior to becoming a director or Company executive covered by these guidelines.

In order to determine whether a non-employee director or Company executive is permitted to sell shares free of the retention requirement, at the time of the proposed sale, the individual’s ownership is measured on the basis of the then effective base salary rate (or annual cash retainer in the case of non-employee directors) and the then current trading price of the Company’s shares. Shares in excess of this level may be sold.

Under our insider trading policy, members of the Board, executive officers and other designated employees are prohibited from engaging in certain “hedging” transactions, including buying or selling puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to the Company’s securities. This prohibition further aligns the interest of our stockholders with the interests of management.

Deductibility of Compensation Expenses

Section 162(m) generally limits federal income tax deductions for compensation paid by us to “covered employees” (generally the Chief Executive Officer and three other most highly compensated executive officers other than the Chief Financial Officer) to $1 million per officer per year, unless it is qualified “performance-based” compensation. To qualify as “performance-based,” compensation must be paid pursuant to an incentive plan the material terms of which have been approved by stockholders and must satisfy certain other conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. We have endeavored to structure our compensation plans to achieve maximum deductibility under Section 162(m) with minimal sacrifices in flexibility and corporate objectives. However, the Compensation Committee believes that the payment of compensation that is subject to the deduction limitations of Section 162(m) could be in our best interests and, while the Compensation Committee will consider tax deductibility as one of the factors it considers in determining compensation, it may not limit compensation to those levels or types of compensation that will be deductible.

Equity Compensation Plans

Our Amended and Restated 1995 Long-Term Incentive Plan, which has been approved by our stockholders authorizes the issuance of 7,400,000 shares of common stock in the form of nonqualified stock options, restricted stock and other stock awards. Awards may be granted to our directors, executive officers and other employees under this plan. In addition, the Non-Executive Long-Term Incentive Plan, which has not been approved by our stockholders, authorizes the issuance of 3,000,000 shares of common stock in the form of nonqualified stock options, restricted stock and other stock awards to our employees who are not our officers, directors or other “insiders.” At the end of fiscal year 2008, there were 2,982,379 shares available for grant under the Amended and Restated 1995 Long-Term Incentive Plan. There were 700,357 shares available for grant under the Non-Executive Long-Term Incentive Plan.

Options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. Options generally vest over a period of up to four years and have a maximum term of ten years. Each plan allows for accelerated vesting upon a change in control at the discretion of the Compensation Committee.

With respect to restricted stock awards during the restriction period, recipients have voting rights and dividends credited to the shares. However, vesting in the shares is generally dependent on continued employment for periods of one to four years.

Stock Option and Other Equity Granting Practices

In addition to equity grant opportunities described in the Long-Term Incentives section of this report, the Compensation Committee also reviews and approves all other equity grants made under the Amended and Restated 1995 Long-Term Incentive Plan and the Non-Executive Long-term Plan. At each regularly scheduled quarterly Compensation Committee meeting, the Compensation Committee reviews and approves new hire, promotion and discretionary grants recommended by management. The grant date for equity grants approved by the Compensation Committee is the first day the Company’s stock trading “window” under its insider trading policy is open following such approval. Under the Company’s insider trading policy, the trading window generally opens on the third business day following the public release of preliminary quarterly and annual financial results. Exercise prices for stock options approved by the Compensation Committee are set equal to the per share closing price of our common stock as reported in the Wall Street Journal on the grant date.

SUMMARY COMPENSATION TABLE

The table below sets forth the compensation earned by the following persons during the fiscal years ended January 31, 2008 and January 25, 2007 for services rendered in all capacities to our Company:

•	individuals who served as our Chief Executive Officer or Chief Financial Officer during fiscal year 2008; and

•	our three other most highly compensated executive officers during fiscal year 2008.

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compen- sation(4) ($)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings(5) ($)	All Other Compen- sation(6) ($)	Total ($)
Warren F. Bryant	2008	$908,750	—	$3,518,299	$562,156	$656,572	$0	$125,350	$5,771,127
President & Chief Executive Officer	2007	$843,750	—	$3,383,875	$850,868	$653,940	$0	$92,779	$5,825,212

Steven F. McCann	2008	$453,634	—	$1,047,843	$252,493	$245,403	—	$31,649	$2,031,022
Executive Vice President & Chief Financial Officer	2007	$428,269	—	$1,080,914	$352,202	$199,735	—	$37,045	$2,098,165

Bruce E. Schwallie	2008	$449,788	—	$985,092	$267,978	$243,207	—	$38,075	$1,984,140
Executive Vice President—Business Development & Managed Care	2007	$426,500	—	$977,268	$373,874	$198,806	—	$84,507	$2,060,955

Karen L. Stout	2008	$504,596	—	$969,090	$0	$272,853	—	$36,327	$1,782,866
Former Executive Vice President—Chief Operating Officer	2007	$339,692	$175,000	$647,340	$0	$187,950	—	$81,097	$1,431,079

William J. Rainey	2008	$434,615	—	$838,563	$87,349	$234,972	—	$35,723	$1,631,222
Senior Vice President, General Counsel & Secretary	2007	$412,385	—	$803,631	$128,334	$192,303	—	$20,115	$1,556,768

(1)	Fiscal year 2008 included 53 weeks.
(2)	Reflects the expense recognized for each named executive officer for restricted stock computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. Additional assumptions made in the valuation are discussed under “Stock-based compensation expense” in note 1, “The Company and Significant Accounting Policies,” to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2008. Substantially all of the expense relates to performance-based stock awards under the Company’s Amended and Restated 1995 Long-Term Incentive Plan.
(3)	Reflects the expense recognized for each named executive officer for stock option awards computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. Additional assumptions made in the valuation are discussed under “Stock-based compensation expense” in note 1, “The Company and Significant Accounting Policies,” to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2008.
(4)	The amounts reflect payments based on performance under the 2003 Executive Incentive Plan.
(5)	Earnings on Mr. Bryant’s nonqualified retirement benefit were not above market or preferential. Mr. Bryant’s nonqualified retirement benefits are as described below under the heading “Nonqualified Deferred Compensation.”
(6)	Includes the following payments:

Name	Year	Car Allowance $	Relocation Allowance $	Insurance Premium $	Medical Expense Reimburse- ment $	Employee Savings & Profit Sharing Plan Matching Contributions $	Loan Forgiveness $	Tax Reimburse- ment $	Dividends and Interest $	Spouse Travel $	Gifts $	Total $
Warren F. Bryant	2008	$8,520	—	$44,457	$5,963	$7,345	—	$33,892	$20,329	$4,753	$91	$125,350
	2007	$8,520	—	$41,325	$2,323	$3,538	—	$30,797	$3,054	$3,068	$154	$92,779

Steven F. McCann	2008	$8,520	—	$3,087	$5,828	$5,278	—	—	$8,936	—	—	$31,649
	2007	$8,520	—	$2,648	$9,097	$3,538	—	—	$13,162	$80	—	$37,045

Bruce E. Schwallie	2008	$8,520	—	$2,199	$13,126	$5,259	—	—	$8,432	$539	—	$38,075
	2007	$6,342	—	$2,235	$6,579	$3,538	$55,792	—	$9,708	$313	—	$84,507

Karen L. Stout	2008	—	$26,849	$1,155	$1,646	$5,509	—	—	$1,168	—	—	$36,327
	2007	—	$77,104	$455	—	$3,538	—	—	—	—	—	$81,097

William J. Rainey	2007	$8,520	—	$2,457	$12,862	$5,190	—	—	$6,694	—	—	$35,723
	2007	$8,520	—	$2,228	$4,305	$3,538	—	—	$1,524	—	—	$20,115

We have entered into employment agreements, which were last amended in November 2007 to comply with Section 409A of the Internal Revenue Code, with each of our named executive officers and have summarized the material terms of such agreements in this Information Statement. Each agreement is an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

Warren F. Bryant. In connection with the execution of the Merger Agreement, Mr. Bryant entered into an amended and restated employment agreement. The description below reflects the provisions of his employment agreement in effect on January 31, 2008, not the provisions of his newly amended and restated employment agreement. Information regarding Mr. Bryant’s newly amended and restated agreement is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a). The agreement as amended and restated is filed as Exhibit 10.1 of the Company’s Form 8-K filed on August 18, 2008.

Effective October 30, 2002, we entered into an employment agreement with Warren F. Bryant, our President and Chief Executive Officer, in connection with his employment by us, initial election to our Board and his relocation to our headquarters in Walnut Creek, California. The agreement provided for an initial annual base salary of $750,000 which, starting in January 2004, was subject to annual review by the Compensation Committee. Mr. Bryant’s target annual incentive amount is 80% of his base salary. His actual award will range from 0% to 200% of his base salary based on objective performance criteria and other factors as determined by the Compensation Committee. The agreement provided for an initial option grant of 230,000 shares awarded to Mr. Bryant under the 1995 Long-Term Incentive Plan on October 30, 2002, with any subsequent grants of stock options or equity-based awards to Mr. Bryant to be made in the sole discretion of the Compensation Committee. Under the agreement, Mr. Bryant is also entitled, under certain circumstances, to termination payments and a nonqualified retirement benefit, as described below under the headings “Potential Payments Upon Termination or Change in Control” and “Nonqualified Deferred Compensation.”

The agreement provided for reimbursement to Mr. Bryant for reasonable expenses related to his relocation, and up to $40,000 in reasonable out-of-pocket expenses incurred for temporary housing, and closing and certain related costs for the sale of his home in Ohio. Mr. Bryant was also entitled to a one-time relocation allowance of $20,000 and a payment in the amount necessary to make him whole on an after-tax basis for any income taxes incurred in connection with the relocation-related benefits. Under the agreement, Mr. Bryant was also entitled to a one-time payment of $50,000 that was intended to defray Mr. Bryant’s obligation to his former employer for relocation benefits provided to him. Under the agreement, Mr. Bryant is entitled to term life insurance coverage providing for a $2,000,000 death benefit and disability insurance coverage providing for a yearly benefit of at least $690,000 annually. Mr. Bryant is reimbursed for the cost of these policies and the reimbursement is grossed up for taxes.

Steven F. McCann. In April 2000, we entered into an agreement with Steven F. McCann, our Executive Vice President and Chief Financial Officer, in connection with his employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. McCann in the position of Senior Vice President, Chief Financial Officer and Treasurer at an initial annual salary of $210,000, with participation in our short-term incentive plan, and an incentive factor, which provided assurance of his reaching incentive target within the time period of second quarter fiscal year 2001 and first quarter fiscal year 2002. We also provided a transition bonus of $120,000 and vacation accrual at the rate of four weeks per year, and within one month of his hire date, we granted Mr. McCann a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. McCann’s home and pay for reasonable moving expenses, including travel and lodging expenses for his family to take a trip to California prior to their intended move, and agreed to loan Mr. McCann $256,663 to assist him with the purchase of a home in the Walnut Creek, California, area. The loan, which we made on June 15, 2000, provided for an interest rate of 6.53%. So long as Mr. McCann remained one of our employees, we agreed to forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us and, at each interval and in our sole discretion, either make a cash payment to Mr. McCann of an amount equal to the amount so forgiven, or make a stock grant in shares of our stock at the then-current value equaling the loan amount so forgiven. This cash payment or stock grant was intended to help Mr. McCann offset any taxation resulting from the forgiveness of the loan. The loan was completely forgiven as of April 15, 2005.

Bruce E. Schwallie. In February 2002, we entered into an agreement with Bruce E. Schwallie, our Executive Vice President—Business Development and Managed Care, in connection with his employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. Schwallie in the position of Senior Vice President—Pharmacy and Business Development at an initial annual salary of $250,000, with participation in our short-term incentive plan, and a guaranteed bonus equal to 40% of Mr. Schwallie’s base annual salary for his first year of employment. Any incentive thereafter would be based on his individual as well as our overall performance. We also provided a transition bonus of $50,000 and vacation accrual at the rate of four weeks per year, and, within one month of his hire date, we granted Mr. Schwallie a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. Schwallie’s home and pay for reasonable moving expenses, including reasonable travel back and forth to Ohio as needed until his relocation was completed. We agreed to loan Mr. Schwallie $228,757 to assist him with the purchase of a home in the Walnut Creek, California, area. The loan, which we made on March 20, 2002, provides for an interest rate of 7%. So long as Mr. Schwallie remained one of our employees, we agreed to forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us. The loan was completely forgiven as of February 2007.

Karen L. Stout. In April 2006, we entered into an agreement with Karen L. Stout in connection with her employment by us as our Executive Vice President, Chief Operating Officer, and her relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Ms. Stout an annual salary of $480,000 for the first year of employment, with an incentive opportunity targeted to equal 60% of Ms. Stout’s base annual salary, based on her individual as well as our overall performance. Ms. Stout was entitled to a guaranteed bonus equal to 50% of her salary for her first year of employment. We also provided a hiring bonus of $175,000, which was subject to a repayment schedule for the first three years of her employment and vacation accrual at the rate of four weeks per year. In addition, on May 15, 2006, we granted Ms. Stout 8,000 shares of restricted stock. To assist in her relocation, we agreed to pay for up to three months of reasonable temporary living expenses and reasonable travel and moving expenses. Ms. Stout left the Company in March 2008. See below under the heading “Potential Payments Upon Termination or Change in Control” for a description of payments to be made to her pursuant to her retention agreement.

William J. Rainey. In March 2003, we entered into an agreement with William J. Rainey in connection with his employment by us as our Senior Vice President, General Counsel and Secretary, and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Mr. Rainey an annual salary of $375,000 for the first year of employment, with an incentive opportunity targeted to equal 50% of Mr. Rainey’s base annual salary, based on his individual as well as our overall performance. We also provided a hiring bonus of $250,000, which was subject to a repayment schedule for the first three years of his employment and vacation accrual at the rate of four weeks per year. In addition, on May 20, 2003, we granted Mr. Rainey a non-qualified stock option to purchase 40,000 shares of our common stock. To assist in his relocation, we agreed to pay for up to six months of reasonable temporary living expenses and reasonable travel and moving expenses.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL YEAR 2008

The following table shows information about grants of cash and equity awards during fiscal year 2008 for the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(1)	Maximum (#)
Warren F. Bryant	3/22/07	250,600	716,000	1,790,000
	3/22/07				4,500	18,000	36,000				$933,120
	3/22/07				6,750	27,000	54,000				$1,399,680

Steven F. McCann	3/22/07	93,870	268,200	536,400
	3/22/07				1,300	5,200	10,400				$269,568
	3/22/07				1,950	7,800	15,600				$404,352

Karen L. Stout(3)	3/22/07	104,370	298,200	596,400
	3/22/07				1,300	5,200	10,400				$269,568
	3/22/07				1,950	7,800	15,600				$404,352

Bruce E. Schwallie	3/22/07	93,030	265,800	531,600
	3/22/07				1,300	5,200	10,400				$269,568
	3/22/07				1,950	7,800	15,600				$404,352

William J. Rainey	3/22/07	89,880	256,800	513,600
	3/22/07				1,100	4,400	8,800				$228,096
	3/22/07				1,650	6,600	13,200				$342,144

(1)	The fiscal year 2008 long-term incentive target for Messrs. Bryant, McCann, Stout, Schwallie, and Rainey were 45,000, 13,000, 13,000, 13,000, and 11,000 shares, respectively. The target award is split between performance periods as described under the Long-Term Incentives section of this document on page 26.
(2)	This value is determined using the target number of shares under the performance-based equity plan multiplied by $51.84, the closing price of Longs Drug Stores Corporation stock on March 22, 2007.
(3)	Ms. Stout left the Company in March 2008 and is not eligible for vesting after the date of her departure.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

The following table provides information with respect to shares of our common stock that may be issued to the named executive officers upon the exercise of options and other awards or vesting of restricted shares under the Company’s equity compensation plans as of the end of fiscal year 2008.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(2)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested (#)(3)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested ($)(3)
Warren F. Bryant	230,000			22.45	10/30/2012	26,000	(4)	$1,197,040	158,820	(5)	$7,312,073
	85,000			24.40	11/24/2013
	150,000	50,000		27.40	11/15/2014

Steven F. McCann	20,000			23.25	4/28/2010	7,200	(6)	$331,488	44,948	(7)	$2,069,406
	4,000			20.00	11/20/2010
	20,000			26.60	3/19/2012
	75,000			22.45	10/30/2012
	32,000			24.40	11/24/2013
	45,000	15,000		27.40	11/15/2014
	15,000	15,000		30.52	3/7/2015

Bruce E. Schwallie	14,800			26.60	3/19/2012	6,400	(8)	$294,656	42,548	(9)	$1,958,910
	8,750			24.40	11/24/2013
		15,000		27.40	11/15/2014
	15,000	15,000		30.52	3/7/2015

Karen L. Stout(10)						13,200	(11)	$607,728	44,948	(12)	$2,069,406

William J. Rainey	4,375			24.40	11/24/2013	6,000	(13)	$276,240	37,756	(14)	$1,738,286
		6,250		27.40	11/15/2014

(1)	25% vests annually on anniversary of grant.
(2)	All options expire ten years after the grant date.
(3)	Based on performance through the end of fiscal year 2008.
(4)	Includes 26,000 unvested shares from a performance-based restricted stock grant, which is scheduled to vest on January 29, 2009.
(5)	Includes 78,000 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 and fiscal 2008 performance, of which 25% vested on March 3, 2008 (date of certification of the combined fiscal year 2007 and 2008 results), an additional 25% is scheduled to vest on January 29, 2009, and the remaining 50% is scheduled to vest on January 28, 2010. Includes an additional 34,920 shares of restricted stock pursuant to the fiscal year 2008 long-term incentive plan for the fiscal year 2008 performance, of which 33% vested on March 3, 2008 (the certification date of fiscal year 2008 results), an additional 33% is scheduled to vest on January 29, 2009, and remaining 34% is scheduled to vest on January 28, 2010. Up to an additional 54,000 shares of restricted stock may be earned under the fiscal year 2008 long-term incentive plan for the combined fiscal year 2008 and fiscal year 2009 performance, of which 33% would vest upon certification of the fiscal years 2008 and 2009 results, an additional 33% would vest on January 28, 2010, and remaining 34% would vest on January 27, 2011.
(6)	Includes 7,200 unvested shares from a performance-based restricted stock grant, which is scheduled to vest on January 29, 2009.
(7)	Includes 21,600 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 and fiscal 2008 performance, of which 25% vested on March 3, 2008 (date of certification of the combined fiscal year 2007 and 2008 results), an additional 25% is scheduled to vest on January 29, 2009, and the remaining 50% is scheduled to vest on January 28, 2010. Includes an additional 10,088 shares of restricted stock pursuant to the fiscal year 2008 long-term incentive plan for the fiscal year 2008 performance, of which 33% vested on March 3, 2008 (the certification date of fiscal year 2008 results), an additional 33% is scheduled to vest on January 29, 2009, and remaining 34% is scheduled to vest on January 28, 2010. Up to an additional 15,600 shares of restricted stock may be earned under the fiscal year 2008 long-term incentive plan for the combined fiscal year 2008 and fiscal year 2009 performance, of which 33% would vest upon certification of the fiscal years 2008 and 2009 results, an additional 33% would vest on January 28, 2010, and remaining 34% would vest on January 27, 2011.
(8)	Includes 6,400 unvested shares from a performance-based restricted stock grant, which is scheduled to vest on January 29, 2009.
(9)

Includes 19,200 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 and fiscal 2008 performance, of which 25% vested on March 3, 2008 (date of certification of the combined fiscal year 2007 and 2008 results), an additional 25% is scheduled to vest on January 29, 2009, and the remaining 50% is scheduled to vest on

January 28, 2010. Includes an additional 10,088 shares of restricted stock pursuant to the fiscal year 2008 long-term incentive plan for the fiscal year 2008 performance, of which 33% vested on March 3, 2008 (the certification date of fiscal year 2008 results), an additional 33% is scheduled to vest on January 29, 2009, and remaining 34% is scheduled to vest on January 28, 2010. Up to an additional 15,600 shares of restricted stock may be earned under the fiscal year 2008 long-term incentive plan for the combined fiscal year 2008 and fiscal year 2009 performance, of which 33% would vest upon certification of the fiscal years 2008 and 2009 results, an additional 33% would vest on January 28, 2010, and remaining 34% would vest on January 27, 2011.

(10)	Ms. Stout left the Company in March 2008 and is not eligible for vesting after the date of her departure.
(11)	Includes 6,000 unvested shares from a time-based restricted stock grant of which 25% would have vested on May 15, 2008, 25% would have vested on May 15, 2009 and the remaining 25% would have vested on May 15, 2010. Includes 7,200 unvested shares from a performance-based restricted stock grant, of which 25% vested on February 26, 2007, an additional 25% vested on January 31, 2008, and the remaining 50% would have vested on January 29, 2009.
(12)	Includes 21,600 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 and fiscal 2008 performance, of which 25% vested on March 3, 2008 (date of certification of the combined fiscal year 2007 and 2008 results), an additional 25% would have vested on January 29, 2009, and the remaining 50% would have vested on January 28, 2010. Includes an additional 10,088 shares of restricted stock pursuant to the fiscal year 2008 long-term incentive plan for the fiscal year 2008 performance, of which 33% vested on March 3, 2008 (the certification date of fiscal year 2008 results), an additional 33% would have vested on January 29, 2009, and the remaining 34% would have vested on January 28, 2010.
(13)	Includes 6,000 unvested shares from a performance-based restricted stock grant, which is scheduled to vest on January 29, 2009.
(14)	Includes up to 18,000 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 and fiscal 2008 performance, of which 25% vested on March 3, 2008 (date of certification of the combined fiscal year 2007 and 2008 results), an additional 25% is scheduled to vest on January 29, 2009, and the remaining 50% is scheduled to vest on January 28, 2010. Up to an additional 4,400 shares of restricted stock may be earned under the fiscal year 2008 long-term incentive plan for the fiscal year 2008 performance, of which 33% vested on March 3, 2008 (the certification date of fiscal year 2008 results), an additional 33% would vest on January 29, 2009, and remaining 34% would vest on January 28, 2010. Up to an additional 13,200 shares of restricted stock may be earned under the fiscal year 2008 long-term incentive plan for the combined fiscal year 2008 and fiscal year 2009 performance, of which 33% would vest upon certification of the fiscal years 2008 and 2009 results, an additional 33% would vest on January 28, 2010, and remaining 34% would vest on January 27, 2011.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2008

The following table provides information with respect to common shares which were issued upon exercise of stock options or vesting of restricted stock during fiscal year 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Warren F. Bryant	0	$0	103,335	$4,698,788
Steven F. McCann	0	$0	39,436	$1,791,853
Karen L. Stout	0	$0	9,200	$446,120
Bruce E. Schwallie	161,450	$5,428,845	37,960	$1,721,844
William J. Rainey	71,875	$2,641,278	26,662	$1,221,693

PENSION BENEFITS

Except as set forth under “Nonqualified Deferred Compensation” below, we do not provide named executive officers with pension benefits.

NONQUALIFIED DEFERRED COMPENSATION

Under Mr. Bryant’s employment agreement, if (i) he is employed until November 1, 2007, (ii) his employment is terminated other than for cause or disability, (iii) Mr. Bryant resigns for good reason or for any reason between 6 and 24 months after a change in control, or (iv) Mr. Bryant dies, Mr. Bryant (or his spouse in the event of death) will receive a nonqualified retirement benefit in the form of an annuity or, in the case of a qualifying termination between 6 and 24 months after a change in control, a lump sum. The annuity is payable within 30 days after the later of age 62 (or, in the case of Mr. Bryant’s death, the date on which Mr. Bryant would have attained age 62) or termination of employment. Since Mr. Bryant has attained the age of 62 and was employed as of November 1, 2007, he is currently eligible to receive the annuity upon termination of employment. The lump sum is payable as soon as practicable following termination of employment. This benefit is intended to compensate Mr. Bryant for the forgone benefit under his former employer’s pension program attributable to assumed salary increases through age 65 that Mr. Bryant would have earned had he remained employed with his former employer. The agreement provides for an assumed 2% per year salary increase and limits the amount of the benefit, on an actuarially equivalent basis (using the assumptions set forth in the agreement), to $850,000 as of the date of the agreement, plus interest from the date of the agreement. The compensation deferred is the lesser of (i) $850,000 and (ii) the lump sum present value, as of the date of the agreement, of the increased pension benefits (commencing at age 65) from his prior employer Mr. Bryant would have expected to earn based on service until age 65 with an assumed 2% salary increase. Under Mr. Bryant’s employment agreement, if the compensation deferred is less than $850,000, Mr. Bryant is to be paid an additional lump sum of $56,875. The deferred compensation earnings basis is the interest rate described in section 417(e)(3) of the Internal Revenue Code (30-year Treasury rate). The interest and benefit calculations depend on certain assumptions that may be contained in the prior employer’s plan document. The Company has made what it believes are reasonable assumptions with respect to such calculations.

The table below shows the aggregate earnings in fiscal year 2008 as well as the aggregate balance as of January 31, 2008 under this retirement benefit.

Name	Executive Contributions in Last Fiscal Year $	Registrant Contributions in Last Fiscal Year $	Aggregate Earnings in Last Fiscal Year $	Aggregate Withdrawals / Disbursements $	Aggregate Balance at Last Fiscal Year End $
Warren F. Bryant	$0	$0	$50,909	$0	$1,097,711

We do not provide nonqualified defined contribution or other deferred compensation plans to any other named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following summaries describe potential payments payable to our named executive officers upon termination of employment or a change in control. The actual payments to executives are contingent upon many factors as of the time benefits would be paid, including elections by the executive and tax rates as well as the discretion of the Compensation Committee. In connection with the execution of the Merger Agreement, Mr. Bryant entered into an amended and restated employment agreement and Messrs. McCann, Schwallie and Rainey entered into amended and restated change in control agreements with the Company. The descriptions below reflect the provisions of the agreements in effect on January 31, 2008, not the provisions of the newly amended and restated agreements. Information regarding these amended and restated agreements is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a) and in the Company’s Form 8-K filing with the SEC, dated as of August 18, 2008. The agreements as amended and restated are filed as exhibits to the Form 8-K filed on August 18 2008.

Warren F. Bryant

If we terminate Mr. Bryant’s employment other than for cause or because of disability or Mr. Bryant resigns for good reason, Mr. Bryant will be entitled to severance pay, continued vesting for a period of 18 months of all outstanding options and other equity-based awards, a prorated annual incentive at his target amount and up to 18 months of continued health care coverage. The severance pay is payable over 18 months and is equal to 1.5 times the highest base salary paid to Mr. Bryant under the agreement and 1.5 times the greater of (i) $400,000 (if Mr. Bryant’s employment terminates prior to the payment of his annual incentive for the fiscal year ending in January 2004), (ii) the highest annual incentive paid to Mr. Bryant during the term of the agreement, and (iii) Mr. Bryant’s target annual incentive amount based on his base salary as of the date of his employment termination. Mr. Bryant must execute a release of claims and comply with certain obligations in the agreement relating to confidentiality, non-solicitation, non-disparagement and cooperation in order to receive the severance payments and benefits. The agreement also provides that Mr. Bryant’s unexercised and unvested equity awards will expire in the event of a breach, other than an insubstantial breach, of those obligations.

Mr. Bryant will be entitled to receive enhanced severance payments and benefits instead of those described above if: (i) we terminate his employment other than for cause or disability within two years after a change in control, (ii) Mr. Bryant resigns for good reason within 179 days after a change in control (as defined in the agreement), or (iii) Mr. Bryant resigns for any reason after 180 days after a change in corporate control and within two years following a change in control. The enhanced severance payments and benefits consist of the same severance pay described above except that it is payable in a lump sum and is equal to three times (rather than 1.5 times) the amounts described, a prorated annual incentive at the target amount, up to 36 months of continued health care coverage and tax restoration payments to the extent that any payments or benefits made to Mr. Bryant by us are subject to an excise tax under the Internal Revenue Code. In addition, pursuant to the terms of the stock option and restricted stock agreements provided to our executives, all unvested stock options and restricted stock would fully vest.

The terms “cause,” “good reason” and “change in control” are each defined in Mr. Bryant’s agreement.

Termination for “cause” generally requires:

•	a willful failure to substantially perform his duties (other than a failure resulting from incapacity due to illness);

•	gross misconduct;

•	a willful breach of a material provision of his agreement;

•	a material and willful violation of a law or regulation applicable to the business of the Company; or

•	a material violation of our code of business conduct, code of ethics or other policies.

A resignation by Mr. Bryant for “good reason” would generally require:

•	a material diminution in salary;

•	a material diminution in authority, duties or responsibilities; or

•	a material change in geographic location at which Mr. Bryant performs services.

However, Mr. Bryant does not have “good reason” if he does not provide the Company:

•	with notice that any of the above occurred within 90 days of its occurrence;

•	with at least 30 days from the date of notice to cure the event before resigning; and

•	with notice of termination within two years of the event.

A “change in control” is defined in Mr. Bryant’s agreement to generally include any of the following:

•

a merger, if more than 50% of the surviving entity’s securities outstanding after such merger is owned by persons who in the aggregate owned less than 25% of the Company’s securities prior to such merger;

•	the sale of all or substantially all of the Company’s assets;

•

a change in the composition of the Board over a period of 24 months or less such that a majority of the members of the Board (rounded up to the next whole number) cease, by reason of one or more proxy contests, to be comprised of individuals who either (i) have been directors continuously since the beginning of such period or (ii) have been elected as directors during such period by at least a majority of the directors who were still in office at the time such election was approved by the Board;

•	a dissolution, liquidation or bankruptcy of the Company; or

•	a transaction as a result of which any person becomes the beneficial owner of securities of the Company representing at least 50% of the total voting power.

Named Executive Officers (Other Than Warren F. Bryant and Karen L. Stout)

Retention Agreements

We have entered into agreements with Messrs. McCann, Schwallie, and Rainey providing for certain severance benefits in the event of the severance of the employment of such executive officers. Under each agreement, severance benefits as described below are payable if such executive officer ceases to be employed by us for any reason other than just cause, total disability or death. The term “just cause” is defined in the severance agreements and is substantially similar to the definition of cause set forth in Mr. Bryant’s agreement and summarized above.

The agreements provide that each such executive officer shall be entitled to the payment of his annual base salary at the same rate, and on the same schedule, as in effect immediately prior to the date of termination of employment for a period of 18 months. In addition, these executive officers are entitled to health coverage until the earlier of (i) the date that the executive is offered comparable coverage by another employer, (ii) the end of the severance period, or (iii) the executive’s death. Also, executives are offered outplacement services for one year after the date of the qualifying termination. Outplacement services include skill assessment, job market analysis, resume preparation, interviewing skills counseling, job search techniques and negotiating, and shared office facilities and administrative support. The value of outplacement services shall not exceed $15,000.

Each of the agreements has an initial term of two years; provided, however, that such agreements will automatically be renewed for successive two-year terms unless we deliver to the applicable executive officer written notice of non-renewal at least 180 days before the expiration date. Each of the agreements with Messrs. McCann, Schwallie, and Rainey were entered into in September 2003. These agreements last renewed automatically in September 2007 for an additional two years. We have not delivered a notice of non-renewal to any of these named executive officers. Notwithstanding the foregoing, these agreements automatically terminate upon the earlier of a change in corporate control or such time as the applicable executive officer ceases to be employed by us for any reason. The agreements require each executive officer to execute a release of claims and comply with certain obligations in the agreement relating to confidentiality, non-solicitation, non-disparagement and cooperation in order to receive the severance payments and benefits.

Change in Control Agreements

We have also entered into agreements, as amended, with Messrs. McCann, Schwallie, and Rainey providing for certain severance benefits in the event of the severance of the employment of such executive officers following a change in corporate control. The term “change in control” is defined in the severance agreements and is substantially similar to the definition set forth in Mr. Bryant’s agreement and summarized above. Under each agreement, severance is payable upon a Company-initiated termination within two years following a change in corporate control, a termination initiated by the applicable executive officer within 180 days following a change in corporate control and following a material diminution in the applicable executive officer’s responsibilities, salary, authority, duties or a termination initiated by the applicable executive officer for any reason after 180 days after a change in corporate control and within two years following a change in corporate control. The agreements provide that each of the executive officers shall be entitled to a severance benefit equal to three times the average of such executive officer’s annual base salary and incentive for the five consecutive taxable year period (or shorter period of actual service) that includes the taxable year of the change in corporate control, less one dollar. In addition, these executive officers are entitled to a prorated incentive award at the target amount in respect of the performance period in which the severance of employment occurs based on the percentage of the performance period that has elapsed as of the date of the severance of employment. In addition, pursuant to the terms of the stock option and restricted stock agreements provided to our executives, all unvested stock options and restricted stock would fully vest.

Each of the agreements has an initial term of three years, and the expiration date will automatically be extended for one additional year unless in the 30-day period immediately preceding any anniversary date of the agreement, either we or the applicable executive officer rejects such automatic extension. The agreements with Messrs. McCann, Schwallie, and Rainey were entered into in June 2003 and renewed automatically on June 2007 for an additional year.

Karen L. Stout

We entered into retention and change in control agreements with Ms. Stout in May 2006 in connection with her joining the Company. These agreements were in substantially the same form as provided to Messrs. McCann, Schwallie and Rainey and described above. Ms. Stout left the Company in March 2008, and pursuant to the terms of her retention agreement, she will be paid her base salary for a period of 24 months. Her annual base salary at the time of her departure was $497,000. She will also be entitled to health coverage until the earlier of (i) the date she is offered comparable coverage by another employer, (ii) the end of the severance period or (iii) death. In addition, the Company will provide her with outplacement services for up to one year. These outplacement services may not exceed $15,000 in value.

The tables below summarize payments and benefits to Mr. Bryant and the named executive officers assuming a termination of employment and/or change in control occurred on January 31, 2008, pursuant to the agreements prior to the amendments made effective as of August 12, 2008.

Warren F. Bryant, President & Chief Executive Officer

Termination Reason	Cash Severance	Incentive(1)	Benefits(2)	Value of Accelerated Equity Awards(3)	Tax Gross-Ups(4)	Retirement Plans	Total
Without Cause or Voluntary with Good Reason	$3,096,780	$656,572	$11,134	$2,129,040	—	$1,097,711	$6,991,237
Voluntary without Good Reason	$0	$0	$0	$0	—	$1,097,711	$1,097,711
With Cause	$0	$0	$0	$0	—	$1,097,711	$1,097,711
Change in Control with Termination(5)	$6,193,559	$656,572	$22,268	$9,441,113	$6,216,886	$1,097,711	$23,628,109
Change in Control without Termination(6)	$0	$0	$0	$0	—	$0	$0
Death(5)(7)	$0	$656,572	$0	$6,264,092	—	$1,097,711	$8,018,375
Disability(5)(7)	$0	$656,572	$0	$6,264,092	—	$1,097,711	$8,018,375

Steven F. McCann, Executive Vice President & Chief Financial Officer

Termination Reason	Cash Severance	Incentive(1)	Benefits(2)	Value of Accelerated Equity Awards(3)	Tax Gross-Ups(4)	Retirement Plans	Total
Without Cause or Voluntary with Good Reason	$670,500	$245,403	$25,730	$0	—	—	$941,633
Voluntary without Good Reason	$0	$0	$0	$0	—	—	$0
With Cause	$0	$0	$0	$0	—	—	$0
Change in Control with Termination(5)	$1,809,588	$245,403	$0	$2,913,294	$1,598,885	—	$6,567,170
Change in Control without Termination(6)	$0	$0	$0	$0	—	—	$0
Death(5)(7)	$0	$245,403	$0	$1,766,656	—	—	$2,012,059
Disability(5)(7)	$0	$245,403	$0	$1,766,656	—	—	$2,012,059

Bruce E. Schwallie, Executive Vice President—Business Development & Managed Care

Termination Reason	Cash Severance	Incentive(1)	Benefits(2)	Value of Accelerated Equity Awards(3)	Tax Gross-Ups(4)	Retirement Plans	Total
Without Cause or Voluntary with Good Reason	$664,500	$243,207	$37,469	$0	—	—	$945,176
Voluntary without Good Reason	$0	$0	$0	$0	—	—	$0
With Cause	$0	$0	$0	$0	—	—	$0
Change in Control with Termination(5)	$1,808,868	$243,207	$0	$2,765,966	—	—	$4,818,041
Change in Control without Termination(6)	$0	$0	$0	$0	—	—	$0
Death(5)(7)	$0	$243,207	$0	$1,656,160	—	—	$1,899,367
Disability(5)(7)	$0	$243,207	$0	$1,656,160	—	—	$1,899,367

Karen L. Stout, Former Executive Vice President—Chief Operating Officer

Termination Reason	Cash Severance	Incentive(1)	Benefits(2)	Value of Accelerated Equity Awards(3)	Tax Gross-Ups(4)	Retirement Plans	Total
Without Cause or Voluntary with Good Reason	$994,000	$272,853	$20,209	$0	—	—	$1,287,062
Voluntary without Good Reason	$0	$0	$0	$0	—	—	$0
With Cause	$0	$0	$0	$0	—	—	$0
Change in Control with Termination(5)	$2,294,626	$272,853	$0	$2,677,134	$1,941,139	—	$7,185,752
Change in Control without Termination(6)	$0	$0	$0	$0	—	—	$0
Death(5)(7)	$0	$272,853	$0	$1,832,391	—	—	$2,105,244
Disability(5)(7)	$0	$272,853	$0	$1,832,391	—	—	$2,105,244

William J. Rainey, Senior Vice President, General Counsel & Secretary

Termination Reason	Cash Severance	Incentive(1)	Benefits(2)	Value of Accelerated Equity Awards(3)	Tax Gross-Ups(4)	Retirement Plans	Total
Without Cause or Voluntary with Good Reason	$642,000	$234,972	$36,301	$0	—	—	$913,273
Voluntary without Good Reason	$0	$0	$0	$0	—	—	$0
With Cause	$0	$0	$0	$0	—	—	$0
Change in Control with Termination(5)	$1,808,362	$234,972	$0	$2,131,026	—	—	$4,174,360
Change in Control without Termination(6)	$0	$0	$0	$0	—	—	$0
Death(5)(7)	$0	$234,972	$0	$1,482,113	—	—	$1,717,085
Disability(5)(7)	$0	$234,972	$0	$1,482,113	—	—	$1,717,085

(1)	Assumes payment of the fiscal year 2008 short-term incentive at 91.7% of target for the Chief Executive Officer and 91.5% of target for the other named officers.
(2)	Represents the estimated value of continued health care coverage.
(3)	Based on intrinsic value of unvested stock options and restricted stock awards. The value for stock options included was determined by multiplying the number of stock options by the difference between our closing stock price as of January 31, 2008 and the option exercise price. The value for restricted stock included was determined by multiplying the number of restricted stock by our closing stock price as of January 31, 2008.
(4)	Value represents an estimated combined federal and California income and payroll tax rate of 42.495%.
(5)	Value reflects award under the fiscal year 2007 Long-Term Incentive Plan for the combined fiscal year 2007/2008 performance period and actual performance in fiscal 2008 for purposes of the fiscal year 2008 Long-Term Incentive Plan, including both the fiscal year 2008 and combined fiscal year 2008/2009 performance periods.
(6)	The Compensation Committee has discretion to accelerate equity awards immediately upon a change in control. Amount shown assumes no acceleration of vesting.
(7)	Represents intrinsic value of unvested restricted stock, which would vest ratably in proportion to the percentage of the vesting period elapsed at the time of death or disability.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of January 31, 2008 with respect to shares of our common stock that may be issued under existing equity compensation plans. The category “Equity Compensation Plans Approved by Stockholders” in the table below consists of our 1995 Long-Term Incentive Plan. The category “Equity Compensation Plans Not Approved by Stockholders” in the table below consists of our Non-Executive Long-Term Incentive Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted- average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column(a)) (c)
Equity Compensation Plans Approved by Stockholders	1,124,847	$26.453	2,982,379	(1)
Equity Compensation Plans Not Approved by Stockholders	655,148	$28.946	700,357	(2)
Total	1,779,995	$27.37	3,682,736

(1)	Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the 1995 Long-Term Incentive Plan. In any fiscal year, no individual may receive awards under the 1995 Long-Term Incentive Plan of more than: 300,000 shares as restricted stock (500,000 shares in connection with initial employment); 500,000 shares pursuant to stock appreciation rights (750,000 in connection with initial employment); or 300,000 performance shares (500,000 in connection with initial employment).
(2)	Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the Non-Executive Long-Term Incentive Plan.

DIRECTOR COMPENSATION IN FISCAL YEAR 2008

The following table sets forth a summary of the compensation we paid to our non-employee directors in fiscal year 2008.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Award ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Leroy T. Barnes, Jr.	$79,000	$102,195	—	—	—	$2,130	$183,325
Murray H. Dashe	$95,000	$102,195	—	—	—	$2,130	$199,325
Evelyn S. Dilsaver	$50,250	$41,806				$0	$92,056
Lisa M. Harper	$56,500	$61,049	—	—	—	$781	$118,330
Robert M. Long(5)	$22,500	$43,199	—	—	—	$3,376	$69,075
Mary S. Metz	$73,000	$102,195	—	—	—	$2,130	$177,325
Harold R. Somerset	$74,000	$102,195	—	—	—	$2,130	$178,325
Donna A. Tanoue	$66,500	$84,532	—	—	—	$1,308	$152,340
Anthony G. Wagner	$69,500	$102,195	—	—	—	$2,130	$173,825

(1)	Warren F. Bryant, our Chairman, President and Chief Executive Officer, is not included in this table as he is an employee of the Company and receives no compensation for his service as a director.
(2)	Reflects the expense recognized for each non-employee director for the restricted stock computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. Additional assumptions made in the valuation are discussed under “Stock-based compensation expense” in note 1, “The Company and Significant Accounting Policies,” to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended January 31, 2008.

The following table shows the aggregate number of restricted stock awards outstanding for each non-employee director as of January 31, 2008, as well as the grant date fair value of stock awards made during fiscal year 2008 computed in accordance with SFAS No. 123-R:

Name	Aggregate Stock Awards Outstanding as of January 31, 2008	Grant Date Fair Value of Stock Awards made during Fiscal 2008
Leroy T. Barnes, Jr.	2,340	$60,004
Murray H. Dashe	2,340	$60,004
Evelyn S. Dilsaver	1,028	$60,004
Lisa M. Harper	1,028	$60,004
Robert M. Long	-0-	—
Mary S. Metz	2,340	$60,004
Harold R. Somerset	2,340	$60,004
Donna A. Tanoue	1,903	$60,004
Anthony G. Wagner	2,340	$60,004

(3)	No option grants were made to non-employee directors in fiscal year 2008, and, as of January 31, 2008, no stock options were outstanding to non-employee directors.
(4)	Amounts for each director include dividends on restricted stock which matured during fiscal year 2008 along with interest earned on the dividends.
(5)	Mr. Long retired from our Board on May 22, 2007.

Directors who are also employees receive no additional compensation for service as a director. Each other member of the Board is paid an annual retainer of $45,000, plus a fee of $1,000 for attendance at each board meeting in excess of ten per year. The Lead Director receives an additional annual retainer of $25,000. Each director who is not one of our employees receives $1,500 for each committee meeting attended. Each committee chairperson receives an annual retainer in the following amounts: $15,000 for the chairperson of the Audit and Finance Committee, $9,000 for the chairperson of the Compensation Committee and $7,000 for the chairperson of the Governance and Nominating Committee. Each committee member receives an annual fee of $1,000 for each committee upon which he or she serves.

On May 22, 2007, the Board made restricted stock grants to each of the eight then current non-employee directors. Such directors were granted 1,028 shares with such shares vesting in full one year following the grant date. The number of shares was based on an annual target equity grant equal to $60,000 with the actual number of shares calculated using the Company’s closing stock price on the grant date. It is our board’s policy to compensate non-employee directors who are invited to attend meetings of committees by the Chairpersons of such committees or the Lead Director in order that such committee may secure the benefits of such invited director’s expertise and counsel. Pursuant to this policy, invited non-employee directors receive a meeting fee equal to the fee that a member of such committee receives for attendance at any such meeting.

Our Board believes that, in order to attract and retain qualified board members, directors should receive cash and equity compensation commensurate with that paid to directors at other companies of similar size in the same or comparable industries (peer companies). An appropriate level of equity compensation will help align board compensation with the interest of our stockholders. In order to determine the appropriate level of compensation, our Board will evaluate compensation paid by relevant peer companies and information provided by Towers Perrin. Generally, our Board intends to review board compensation levels following each annual meeting of stockholders at which directors are elected and recommend any necessary adjustments in cash and equity compensation. Our approach for reviewing and setting Board compensation generally follows the same philosophy as the philosophy used for determining base salary for executive compensation.

COMPENSATION COMMITTEE REPORT

The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Information Statement and irrespective of any general incorporation language therein.

The Compensation Committee2 reviewed and discussed with management the Compensation Discussion and Analysis included in this Information Statement, and, based on these discussions and reviews, recommended to our Board that this Compensation Discussion and Analysis be included in the Company’s 2008 Proxy Statement3 and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended January 31, 2008, filed with the Securities and Exchange Commission.

Anthony G. Wagner, Chairperson

Murray H. Dashe

Lisa M. Harper

Harold R. Somerset

Donna A. Tanoue

LEGAL PROCEEDINGS

There are no material proceedings to which any director, officer, affiliate or 5% owner of the Company, or any associate of any such director, officer, affiliate or 5% owner is a party adverse to the Company or any of its subsidiaries or in which any of the foregoing has a material interest adverse to the Company or any of its subsidiaries.

[2]	As of January 31, 2008, the individuals listed below constituted the Compensation Committee of the Company and performed the actions set forth in this paragraph.
[3]	This refers to the Company’s proxy statement filed on March 20, 2008.

ANNEX B

OPINION OF J.P. MORGAN SECURITIES INC.

August 11th, 2008

The Board of Directors

Longs Drug Stores Corporation

141 North Civic Drive

Walnut Creek, CA 94596

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.50 per share (the “Company Common Stock”), of Longs Drug Stores Corporation (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, CVS/Caremark Corporation (the “Acquiror”) and a subsidiary of the Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all outstanding shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $71.50 (the “Consideration”) payable in cash without interest. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive an amount equal to the Consideration in cash without interest. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction.”

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be

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consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had investment banking relationships with the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Solicitation/Recommendation Statement or 14D-9 or proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

Charles Edelman

J.P. Morgan Securities Inc.

GID: V091739

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